PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 23, 1997)

                                  $150,000,000

                             IDEX CORPORATION LOGO


                   6 7/8% SENIOR NOTES DUE FEBRUARY 15, 2008

                            ------------------------


     The 6 7/8% Senior Notes due February 15, 2008 (the "Notes") are being offered (the "Offering") by IDEX Corporation ("IDEX" or the "Company"). The Company will pay interest on the Notes semi-annually on February 15 and August 15 of each year, commencing August 15, 1998. The Notes will be unsecured obligations of the Company. Although the Notes will be senior to or rank pari passu with all existing and future indebtedness of the Company (including indebtedness incurred under the U.S. Credit Facility and the Short-Term Facility (each as defined herein)), the Notes will be effectively subordinated to all existing and future liabilities of IDEX's subsidiaries. At December 31, 1997, on a pro forma basis, and after giving effect to the amendment to the U.S. Credit Facility terminating subsidiary guarantees and pledges of subsidiary stock thereunder, the Company's subsidiaries had indebtedness aggregating approximately $29 million, which together with all other liabilities of these subsidiaries would rank effectively senior in right of payment to the Notes.


     The Notes will be represented by Global Notes registered in the name of the nominee of The Depository Trust Company, which will act as the Depositary (the "Depositary"). Interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-10 FOR A DISCUSSION OF MATERIAL RISKS RELATING TO AN INVESTMENT IN THE NOTES.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


===========================================================================================================
                                            PRICE TO              UNDERWRITING            PROCEEDS TO
                                           PUBLIC(1)              DISCOUNT(2)            COMPANY(1)(3)
-----------------------------------------------------------------------------------------------------------
Per Note...........................         99.689%                   .65%                  99.039%
-----------------------------------------------------------------------------------------------------------
Total(3)...........................       $149,533,500              $975,000              $148,558,500
===========================================================================================================



(1) Plus accrued interest, if any, from February 23, 1998.


(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(3) Before deduction of Offering expenses payable by the Company estimated at $500,000.

                            ------------------------


     The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject any orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of the Depositary on or about February 23, 1998.

                            ------------------------

MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.
                            ------------------------


          The date of this Prospectus Supplement is February 18, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements relate to, among other things, capital expenditures, cost reduction, and cash flow and operating improvements, and are indicated by words or phrases such as "anticipates," "estimates," "expects," "plans," "projects," "should," "will," "management believes," "the Company believes," "the Company intends" and similar words or phrases. Such statements are subject to inherent uncertainties and risks which could cause actual results to vary materially from suggested results, including but not limited to the following: levels of industrial activity and economic conditions in the United States and other countries around the world, pricing pressures and other competitive factors, and levels of capital spending in certain industries, all of which could have a material impact on order rates and the Company's results, particularly in light of the low levels of order backlogs typically maintained by the Company; IDEX's ability to integrate and operate acquired businesses on a profitable basis; the relationship of the U.S. dollar to other currencies and its impact on pricing and cost competitiveness; interest rates; utilization of IDEX's capacity and the effect of capacity utilization on costs; labor market conditions and raw material costs; developments with respect to contingencies, such as environmental matters and litigation; the "Risk Factors" beginning on page S-10 of this Prospectus Supplement; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statement in this Prospectus Supplement or any incorporated document.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including the Consolidated Financial Statements of the Company, the notes thereto, and the other financial data contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Prospective investors are urged to read this Prospectus Supplement, the accompanying Prospectus and the other information incorporated by reference herein in their entirety. All references to "IDEX" or the "Company" include IDEX Corporation and its consolidated subsidiaries, including Corken, Inc. ("Corken"), Micropump, Inc. ("Micropump"), Pulsafeeder, Inc. ("Pulsafeeder"), Viking Pump, Inc. ("Viking Pump") and Warren Rupp, Inc. ("Warren Rupp") (collectively, the "Pump Products Group"); and Band-It-IDEX, Inc. ("Band-It"), Fluid Management, Inc. ("Fluid Management"), Hale Products, Inc. ("Hale") and Lubriquip, Inc. ("Lubriquip") (collectively, the "Engineered Equipment Group"); and exclude Strippit, Inc. ("Strippit") and Vibratech, Inc. ("Vibratech") which the Company recently announced its intention to divest and which have been treated as discontinued operations (see "Discontinued Operations" at page S-32 herein), unless the context indicates otherwise. Except where otherwise indicated, all references to "pro forma" information are to IDEX after giving effect to the acquisitions of Knight Equipment International, Inc. ("Knight") and Gast Manufacturing Corporation ("Gast") (collectively, the "Acquisitions"), the Offering and the application of the estimated net proceeds therefrom as if such transactions had occurred on January 1, 1997 (with respect to income statement data) and on December 31, 1997 (with respect to balance sheet data).

                                  THE COMPANY

     IDEX designs, manufactures and markets a broad range of pump products and engineered equipment serving a diverse customer base in the United States and internationally. For each of its ten principal business units, the Company believes that it holds the number-one or number-two market share position in that unit's niche market. IDEX believes that its consistent financial performance has been attributable to the manufacture of quality proprietary products designed and engineered by the Company and sold to a wide range of customers, coupled with its ability to identify and successfully integrate strategic acquisitions. For 1997, IDEX had net sales of $552 million and EBIT (as defined herein) of $103 million. On a pro forma basis, 1997 net sales and EBIT were $680 million and $118 million, respectively.

     IDEX consists of two business segments, the Pump Products Group and the Engineered Equipment Group. The Pump Products Group designs, manufactures and sells a wide variety of industrial pumps and related controls, and low-horsepower compressors for the movement of liquids, air and gases. The devices and equipment produced by this Group are used in a diverse set of industries, including chemical processing, non-electrical machinery, water and wastewater treatment, medical equipment, petroleum distribution, oil and refining, and food processing. In 1997, the Pump Products Group accounted for 48% of the Company's net sales (58% on a pro forma basis). Approximately 32% of 1997 pro forma net sales in this Group were to customers outside the United States.

     The Engineered Equipment Group designs, manufactures and sells proprietary equipment that may combine pumps or other devices into products for industrial, commercial and safety applications. The products and devices manufactured by this Group are used in a variety of industries and applications, including paints and coatings, fire and rescue, transportation equipment, non-electrical machinery, traffic sign and signal, and oil and refining. In 1997, the Engineered Equipment Group accounted for 52% of the Company's net sales (42% on a pro forma basis). Approximately 52% of 1997 pro forma net sales in this Group were to customers outside the United States.

     The principal executive offices of the Company are located at 630 Dundee Road, Northbrook, Illinois 60062. The telephone number of the Company is (847) 498-7070.

                               THE IDEX STANDARD

     The name IDEX is an acronym for Innovation, Diversity and Excellence, which together represent the IDEX standard. IDEX applies this standard by following ethical practices; striving for continuous operational improvement; consistently seeking to provide superior quality state-of-the-art products; selling its wide range of products to a broad spectrum of customers and industries throughout the world; and continually working with end-users and customers to develop new and redesigned products.

     Innovation. IDEX is committed to designing and producing new products and improved products for its customers. Management estimates that one out of every ten employees at IDEX is directly engaged in product or process technology development, and all employees are encouraged to contribute to new product development. The Company's multidisciplinary teams often work with customers, end-users, distributors and focus groups in seeking to assure that IDEX products are state-of-the-art, incorporating the latest proven technology while providing the best overall value to the customer. Since the year following its formation in 1988, approximately one-quarter of IDEX's net sales each year have come from products that had been redesigned or newly introduced in the preceding four years.

     Diversity. IDEX products serve a wide variety of industries, including chemical processing, paints and coatings, fire and rescue, non-electrical machinery, water and wastewater treatment, medical equipment, transportation equipment, oil and refining, petroleum distribution, and food processing. IDEX sells its products in more than 100 countries with international sales representing 40% of 1997 pro forma net sales. Management believes that no single industry accounted for more than approximately 15% of 1997 pro forma net sales and no single customer accounted for more than approximately 2% of 1997 pro forma net sales.

     Excellence. IDEX has a dedicated and talented team of employees who are required to follow a strict code of ethics. IDEX strives to offer the best overall value to its customers in service, durability, performance, selection, ease of use, features, productivity, safety, maintenance and long-term costs. With the exception of the recent Knight acquisition, all of IDEX's manufacturing locations are certified under the internationally recognized ISO 9000 standards that have become the worldwide benchmark for quality.

                             COMPETITIVE STRENGTHS

     Market Leadership. Management believes that each of IDEX's ten business units holds either the number-one or number-two market position in that unit's niche market. On a weighted average basis, IDEX's 1997 pro forma net sales represented an approximate 40% share of niche markets served. IDEX believes it has been able to achieve these market positions by placing the highest priority on its customers. IDEX strives to respond quickly and efficiently to the needs of its customers and to supply them with the highest quality products of the latest design. To achieve this goal, IDEX emphasizes market, product and process development. Due to its leadership position, IDEX generally has been able to command a premium price for many of its products.

     Profitability and Cash Flow. During the five-year period ended December 31, 1997, IDEX's net sales have grown at a 21% compound annual rate and its diluted earnings per share from continuing operations have grown at a 22% compound annual rate. Moreover, IDEX's operating margins have been at least 7 percentage points higher than those of the average industrial company in the Value Line Industrial Composite Index for each of the years from 1988 through 1997.


     Over the last 10 years, including 1997 on a pro forma basis, IDEX borrowed a total of $580 million under its credit agreements and notes to sellers to complete 13 strategic acquisitions while its long-term indebtedness increased by $220 million. This increase would have been $161 million if net after tax proceeds equal to twice the net book value of Strippit and Vibratech were realized from their anticipated sale. In addition, during the same period, the Company's EBIT increased from $27 million to $118 million.

     Acquisition Strategy. Since 1989, IDEX has completed 13 strategic acquisitions, each synergistic and adhering to IDEX's rigorous criteria. Each of the 10 businesses acquired through 1996 has contributed positively to the Company's economic performance in the years subsequent to its purchase and management expects the three acquisitions completed within the last year to continue this trend. Management believes that the Company's acquisition strategy has been successful for two primary reasons:

          - Identifying Attractive Acquisitions. IDEX's acquisition strategy focuses on companies that manufacture proprietary engineered products with leading positions in niche markets. The Company's objective is to seek out good companies and make them better. In addition, while the Company has discussions with numerous acquisition candidates each year, it only consummates those acquisitions that meet its rigid criteria and that management concludes can be negotiated with appropriate terms and conditions at a fair price. The Company's acquisition criteria are designed to promote long-term profitability and cash flow gains rather than simply revenue growth.

          - Successful Integration into the Company Structure. IDEX believes that the ability to successfully integrate acquired businesses into its overall structure has resulted in improved financial performance. Following the acquisition of a company, IDEX implements its financial control systems. IDEX also analyzes the standard operating procedures of the acquired company so that the acquired company can benefit from the successful practices and strategies of IDEX's other business units and the business units can incorporate the successful practices and strategies of the acquired company. This "cross pollination" and cooperative improvement are possible due to the general commonality in the engineering principles, manufacturing methods, distribution channels and business systems among IDEX's various business units. This process allows the Company to implement proven methods and avoid known problems as it integrates a new business unit.

     International Presence. The potential in international markets has been a focus of the Company since its inception in 1988 and has been a key factor in its financial success. Through its market development efforts, the Company sells its products to customers in over 100 countries worldwide. Approximately 40% of the Company's 1997 pro forma net sales were to customers outside the United States (compared with 24% in 1987) and about two-thirds of these pro forma net sales were attributable to products manufactured in IDEX's plants and facilities located outside the United States. The Company's international sales growth in each of the last four years has outpaced domestic sales growth and the Company expects this trend to continue as a result of the Company's emphasis on international development.

     Established Distribution Network. Most of the Company's products are sold through well-established, technologically competent industrial distribution networks. IDEX's distributors receive extensive training and support, and play an important role in assisting end-users worldwide with product selection and installation. Additionally, by sharing its application ideas with agents and distributors around the world, the Company expands the base of industries and customers it serves.

     Dedicated Employees. IDEX believes its success depends on the talent and performance of its people. The Company's dedicated employees strive for operational excellence, seek to provide exceptional quality and state-of-the-art products, and are required to follow a strict code of ethics. The Company encourages its employees to work openly and continuously with end-users and customers to improve existing products and develop new ones, thereby instilling in its employees a commitment to, and pride in, IDEX and the acronym it exemplifies.

                              RECENT DEVELOPMENTS

Acquisition of Gast Manufacturing Corporation

     In January 1998, the Company acquired Gast for a cash purchase price of approximately $120 million, funded with borrowings under the U.S. Credit Facility and the Short-Term Facility. Gast is one of the world's leading manufacturers of an extensive and versatile line of air-moving products, including vacuum pumps, air motors, vacuum generators, regenerative blowers and fractional horsepower compressors. Gast, headquartered in Benton Harbor, Michigan, with an assembly facility in England, had 1997 net sales of approximately $105 million. Approximately 17% of Gast's 1997 net sales were to customers outside the United States. Management believes that Gast has a leading position with an estimated one-third U.S. market share in air motors, low and medium range vacuum pumps, vacuum generators, regenerative blowers and fractional horsepower compressors.

Acquisition of Knight Equipment International, Inc.

     In December 1997, the Company acquired Knight for a cash purchase price of approximately $38 million, funded principally with borrowings under the U.S. Credit Facility. Knight, now operating as part of Pulsafeeder, is a leading manufacturer of pumps and dispensing equipment for the commercial dishwashing, industrial laundry and chemical metering markets with 1997 net sales of approximately $25 million. In addition, Knight manufactures a variety of pumps and electronic controls for industrial applications. Approximately 50% of Knight's 1997 net sales were to customers outside the United States. Management believes that Knight has the leading position worldwide in pumps and dispensing equipment used in commercial dishwashing, warewashing and liquid-laundry systems with an estimated 35% U.S. market share.

Discontinued Operations: Strippit and Vibratech

     In December 1997, the Company announced its intention to divest its Strippit and Vibratech businesses because management concluded that they no longer fit the profile of the Company's other business units or its acquisition strategy. These two business units generated 1997 net sales and EBIT of approximately $84 million and $9 million, respectively. Strippit, which produces computer-controlled turret punch presses, laser cutting machinery and related tooling used in metal fabrication, and Vibratech, which makes engineered motion-damping products used in diesel and motor sport engines, rail cars, off-road vehicles and other applications, both serve higher-ticket capital goods markets that tend to be more cyclical than the markets served by IDEX's other businesses. IDEX anticipates that these divestitures will allow resources formerly allocated to Strippit and Vibratech to be used by IDEX for the development of positions in areas more consistent with its present strategy. Strippit and Vibratech have been treated as discontinued operations in the Company's 1997 Consolidated Financial Statements and prior years' consolidated financial statements and other financial data throughout this document have been restated to reflect this treatment. (See Note 3 to the Company's 1997 Consolidated Financial Statements on page F-8 herein.)

                                  THE OFFERING


Title...................$150,000,000 6 7/8% Senior Notes due February 15, 2008.



Interest................6 7/8% per annum calculated on the basis of a 360-day year of twelve 30-day months, payable on each February 15 and August 15 (or, if such day is not a business day, the next succeeding business day), commencing on August 15, 1998.



Principal...............Payable on February 15, 2008, unless the Notes are redeemed earlier pursuant to the provisions thereof.


Redemption..............The Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed and accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to such Notes. See "Description of Notes--Optional Redemption."

Form of Notes...........The Notes will be initially issued as a Global Debt
                        Security registered in the name of Cede & Co., as nominee for The Depository Trust Company.

Ranking.................The Notes will be senior to or rank pari passu with all existing and future indebtedness of the Company, including indebtedness incurred under the U.S. Credit Facility and the Short-Term Facility. The Notes will be effectively subordinated to all existing and future liabilities of IDEX's subsidiaries. At December 31, 1997, on a pro forma basis, and after giving effect to the amendment to the U.S. Credit Facility dated February 6, 1998, the Company's subsidiaries had indebtedness aggregating approximately $29 million, which together with all other liabilities of IDEX's subsidiaries would rank effectively senior in right of payment to the Notes.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The summary historical financial data presented below for each of the three years in the period ended December 31, 1997 have been derived from the Company's consolidated financial statements which were audited by Deloitte & Touche LLP, independent auditors. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and the Company's Consolidated Financial Statements, the notes thereto and other financial and statistical information included or incorporated by reference herein. The summary pro forma financial data presented below for the year ended December 31, 1997 and at December 31, 1997 are pro forma to reflect the Acquisitions, the Offering and the application of the estimated net proceeds therefrom as if such transactions had occurred on January 1, 1997 (with respect to income statement data) and on December 31, 1997 (with respect to balance sheet data). However, the summary pro forma financial data does not reflect the net after tax proceeds expected to be realized from the sale of Strippit and Vibratech. (See Note 3 to the Company's Consolidated Financial Statements on page F-8 herein.) The pro forma data are derived from the pro forma combined financial statements included herein under "Unaudited Pro Forma Combined Financial Statements." The summary pro forma financial data do not purport to represent what IDEX's operating results for 1997 would actually have been had the transactions in fact occurred on the dates indicated above or to project the results of operations for any future period.


                                                             YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------
                                                          HISTORICAL(1)             PRO FORMA(2)
                                                 --------------------------------   -------------
                                                   1995        1996        1997         1997
                                                 --------    --------    --------   -------------
                                                                  (IN THOUSANDS)
EARNINGS DATA
Net sales....................................    $395,480    $474,699    $552,163     $679,655
Operating income.............................      74,769      87,616     103,595      117,777
Interest expense.............................      14,301      17,476      18,398       27,392
Income from continuing operations............      39,147      44,424      53,475       56,369

OPERATING AND OTHER DATA
Ratio of earnings to fixed charges(3)........         4.9         4.6         5.1          4.0
EBIT(4)......................................    $ 75,293    $ 86,920    $102,902     $117,656
Ratio of EBIT to interest expense............         5.3         5.0         5.6          4.3
Depreciation and amortization(5).............    $ 14,653    $ 20,672    $ 24,293     $ 34,261
Capital expenditures.........................       8,181      11,634      13,562       18,855
Debt as a percentage of capitalization.......        57.7%       58.2%       52.0%        62.0%



                                                                AS OF DECEMBER 31,
                                                 ------------------------------------------------
                                                          HISTORICAL(1)             PRO FORMA(2)
                                                 --------------------------------   -------------
                                                   1995        1996        1997         1997
                                                 --------    --------    --------   -------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA
Total assets.................................    $450,077    $569,745    $599,193     $749,374
Working capital..............................     103,091     108,313     119,466      146,527
Long-term debt...............................     206,184     271,709     258,417      384,641
Shareholders' equity.........................     150,945     195,509     238,671      236,116


                                                                      (footnotes
on next page)

(footnotes from previous page)
---------------

(1) Includes the operations of Micropump from May 2, 1995; Lukas Hydraulik GmbH & Co. KG ("Lukas") from October 2, 1995; Fluid Management from July 29, 1996; Blagdon Pump from April 4, 1997; and Knight from December 9, 1997; and excludes Strippit and Vibratech which have been treated as discontinued operations.


(2) All references to "pro forma" information are to IDEX after giving effect to the Acquisitions, the Offering and the application of the estimated net proceeds therefrom. However, the anticipated cash proceeds from the sale of Strippit and Vibratech have not been reflected in the pro forma information as a reduction in long-term debt or interest expense. In addition, the net book value of Strippit and Vibratech totaling $29 million remains in pro forma total assets. If net after tax proceeds equaling the net book value of these two businesses were applied to reduce long-term debt, then pro forma debt as a percentage of capitalization would be 60.1%. Similarly, if net after tax proceeds equaling twice net book value were applied to reduce long-term debt, then a gain of $29 million would be recorded in pro forma shareholders' equity and pro forma debt as a percentage of capitalization would be 55.1%. Strippit and Vibratech generated approximately $9 million of EBIT and $2 million of depreciation and amortization in 1997. There can be no assurance as to when or if these businesses will be sold or at what price.


(3) For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt issuance expenses and the portion of rental expense considered representative of the interest factor. Amounts presented herein supersede the amounts set forth under the caption "Ratio of Earnings to Fixed Charges" in the accompanying Prospectus.

(4) EBIT represents income before interest expense and income taxes.

(5) Depreciation and amortization includes amortization of goodwill and other intangible assets and excludes amortization of debt issuance expenses.

                                  RISK FACTORS

     A prospective investor should consider carefully all of the information contained in this Prospectus Supplement before deciding whether to purchase the Notes offered hereby and, in particular, the following factors.

ACQUISITION STRATEGY

     The Company's markets primarily include mature industries. As a result, the Company's historical growth has depended, and its future growth could continue to depend, in large part, on its aggressive acquisition strategy and the successful integration of acquired businesses into its existing operations. The Company intends to continue to seek additional acquisition opportunities. There can be no assurance, however, that the Company will be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, obtain financing which may be needed to consummate such acquisitions, complete proposed acquisitions, profitably integrate acquired businesses into its existing operations or expand into new markets. In addition, there can be no assurance that the Company will be able to successfully integrate the Acquisitions into the Company or that the Acquisitions will perform as planned or prove to be beneficial to the Company's operations and cash flow. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services and products of the acquired companies and the diversion of management's attention from other business concerns. The Acquisitions have resulted, and future acquisitions by the Company could result, in the incurrence of substantial additional indebtedness, the amortization of expenses related to goodwill and other intangible assets and other expenses. This is the case particularly in the fiscal quarters immediately following the completion of such acquisitions while the operations of the acquired business are being integrated into the Company's operations, which could have a material adverse effect on the Company's financial condition, results of operations and debt service capability. In addition, once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by the Company's existing operations, or otherwise perform as expected. There can be no assurance that the Acquisitions or the Company's continuing acquisition strategy will not have a material adverse effect on the Company's financial condition, results of operations and debt service capability.

COMPETITION

     Most of the Company's products are sold in competitive markets. The Company believes that the principal points of competition in its markets are product quality, price, design and engineering capabilities, product development, conformity to customer specifications, quality of post-sale support, timeliness of delivery, and effectiveness of its distribution organization. Maintaining and improving the Company's competitive position will require continued investment by the Company in manufacturing, quality standards, marketing, customer service and support, and its distribution networks. There can be no assurance that the Company will have sufficient resources to continue to make such investments or that it will be successful in maintaining its competitive position. The Company's competitors may develop products that are superior to the Company's products, or may develop methods of more efficiently and effectively providing products and services, or may adapt more quickly than the Company to new technologies or evolving customer requirements. Certain of the Company's competitors may have greater financial, marketing, and research and development resources than the Company. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors. Failure to continue competing successfully could adversely affect the Company's financial condition, results of operations and debt service capability.

INTERNATIONAL OPERATIONS; CURRENCY FLUCTUATIONS


     In 1997, approximately 30% of IDEX's net sales (27% on a pro forma basis) and approximately 29% of operating income (28% on a pro forma basis) were derived from the Company's international operations. In addition, approximately 14% of the Company's 1997 net sales (13% on a pro forma basis) were derived from export sales. Both the sales from international operations and export sales are subject in varying degrees to risks inherent in doing business outside the United States. Such risks include the possibility of unfavorable circumstances arising from host country laws or regulations. In addition, international operations include risks of economic instability; partial or total expropriation; currency exchange rate fluctuations and restrictions on currency repatriation; significant taxation policies; the disruption of operations from labor and political disturbances, insurrection or war; and the requirements of partial local ownership of operations in certain countries. Although net sales to customers in the Far East represented approximately 8% of the Company's 1997 pro forma net sales, recent instability in the financial markets in this area of the world may adversely affect the Company's business prospects in that region and in other markets to the extent that such markets rely on business in the Far East.

     The Company is exposed to fluctuations in currency exchange rates. Any significant change in the value of the currencies of the countries in which the Company does business against the U.S. dollar could affect the Company's ability to sell products competitively and control its cost structure, which could have a material adverse effect on the Company's financial condition, results of operations and debt service capability.

LEVERAGE


     The Company will remain significantly leveraged after the Offering. At December 31, 1997, on a pro forma basis, the Company would have had total indebtedness of approximately $385 million and shareholders' equity of approximately $236 million. Also, on a pro forma basis, the Company's ratio of earnings to fixed charges for the year ended December 31, 1997 would have been
4.0 to 1. The Company will be permitted to incur additional indebtedness in the future, subject to certain limitations contained in the Indenture (as defined herein) and the Company's other credit agreements, and certain of such indebtedness may be secured. The Indenture contains no limitations on the Company's ability to increase the size of the U.S. Credit Facility or to incur any other unsecured indebtedness. See "--Holding Company Structure; Effective Subordination," "Capitalization," "Unaudited Pro Forma Combined Financial Statements," "Description of Credit Facilities" and "Description of Notes."


     The Company's ability to make scheduled payments of principal of, to pay the interest on, or to refinance its indebtedness (including the Notes) or to fund planned capital expenditures will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Based upon the current level of the Company's operations, management believes that cash flow from operations and available cash, together with available borrowings under the U.S. Credit Facility and the Short-Term Facility, will be adequate to meet the Company's future liquidity needs until the scheduled expiration of the U.S. Credit Facility. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available under the U.S. Credit Facility in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or to fund its other liquidity needs. The U.S. Credit Facility expires prior to the maturity of the Notes and there can be no assurance that the Company will be able to replace the U.S. Credit Facility or refinance any other indebtedness on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The U.S. Credit Facility contains financial and other restrictive covenants that limit the ability of the Company to, among other things, borrow additional funds. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company's financial condition, results of operations and debt service capability. See "Description of Credit Facilities."

HOLDING COMPANY STRUCTURE; EFFECTIVE SUBORDINATION

     IDEX is a holding company and does not have any material operations or assets other than ownership of the capital stock of its subsidiaries. As a holding company, the Company is dependent upon the earnings of its subsidiaries and subsequent dividends or other intercompany transfers of funds from its subsidiaries to meet the Company's debt service obligations, including its obligations with respect to the Notes. Each subsidiary's management is given broad discretion in conducting the day-to-day operations of such subsidiary, and the performance of the subsidiaries is largely dependent upon their individual efforts.

     The Notes will be effectively subordinated to all existing and future liabilities of IDEX's subsidiaries, including indebtedness and trade and other accounts payable of IDEX's subsidiaries. At December 31, 1997, on a pro forma basis, and after giving effect to the amendment to the U.S. Credit Facility dated February 6, 1998, the aggregate amount of indebtedness of IDEX's subsidiaries to which the holders of the Notes would be effectively subordinated was approximately $29 million. IDEX and its subsidiaries may incur additional indebtedness in the future, subject to certain limitations contained in the Indenture and the U.S. Credit Facility and certain of such indebtedness may be secured.

     Any right of IDEX to participate in any distribution of the assets of its subsidiaries upon the liquidation, reorganization or insolvency of any such subsidiary (and the consequent right of the holders of the Notes to participate in the distribution of those assets) will be subject to the prior claims of the respective subsidiary's creditors. As a result of the foregoing, holders of the Notes may recover less ratably than other creditors of the Company's subsidiaries in the event of any liquidation, reorganization or insolvency of IDEX.

ECONOMIC CONDITIONS; INTEREST RATES

     The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for the Company's products. The impact of any such decreased demand on the Company's results would be immediate given the low level of order backlogs typically maintained by the Company.

     The Company's profitability may be adversely affected during any period of unexpected or rapid increase in interest rates because the Company will remain significantly leveraged after the Offering.

ENVIRONMENTAL MATTERS PERTAINING TO THE COMPANY

     The past and present business operations of the Company and the past and present ownership and operations of real property by the Company are subject to extensive and changing federal, state, and local environmental laws and regulations, as well as those of other countries, pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. In the future, the Company may be identified as a potentially responsible party and be subject to liability under applicable law. No assurance can be given that environmental issues relating to sites or matters related to the Company or to regulatory proceedings or inquiries will not require future expenditures.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends in large part on the services of the Company's senior management. Although certain of the senior managers of the Company have employment agreements with the Company, there can be no assurance that such individuals will remain with the Company. The death or loss of the services of any of the senior managers or an inability to attract and retain additional management personnel could have a material adverse effect on the Company. There can be no assurance that the Company will be able to retain its existing senior management personnel or to attract additional qualified senior management personnel. See "Management."

LACK OF PUBLIC MARKET

     The Notes are a new issuance of securities for which there is currently no public market. The Company does not intend to apply for listing of any of the Notes on any securities exchange. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes, although the Underwriters are under no obligation to do so and may discontinue any market making at any time without notice. No assurance, therefore, can be given as to the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop. If an active public market does not develop, the market price and liquidity of the Notes may be adversely affected.

                                USE OF PROCEEDS


     The net proceeds from the Offering, after deducting underwriting discounts and commissions and estimated expenses of the Offering, will be approximately $148 million. The Company intends to use approximately $78 million of the net proceeds to redeem the Company's 9 3/4% Senior Subordinated Notes due 2002 (the "Senior Subordinated Notes") (including the payment of the redemption premium and accrued interest through the date of redemption) and the remainder to reduce outstanding indebtedness under the U.S. Credit Facility (which had a weighted average interest rate per annum of 5.75% at December 31, 1997 and matures on July 1, 2001) and the Short-Term Facility (which bears interest at the bank agent's cost of funds plus an applicable margin and matures on June 1, 1998). At December 31, 1997, the interest rate on the Short-Term Facility was 6.375% per annum.


     Following application of the portion of the net proceeds of the Offering to reduce outstanding indebtedness under the U.S. Credit Facility and the Short-Term Facility, the Company may reborrow funds under the U.S. Credit Facility and the Short-Term Facility for general corporate purposes and to fund acquisitions.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization, pro forma capitalization and adjusted capitalization of IDEX as of December 31, 1997, as described in the footnotes following the table. See "Use of Proceeds." This table should be read in conjunction with the "Unaudited Pro Forma Combined Financial Statements" and the Consolidated Financial Statements of IDEX and the notes thereto included elsewhere in this Prospectus Supplement.


                                                                   AS OF DECEMBER 31, 1997
                                                          ------------------------------------------
                                                          HISTORICAL   PRO FORMA(1)   AS ADJUSTED(2)
                                                          ----------   ------------   --------------
                                                                        (IN THOUSANDS)
LONG-TERM DEBT:
Notes payable under credit agreements, including accrued
  interest..............................................   $169,807      $291,219        $221,031
Notes payable to sellers of Blagdon Pump and Knight.....     13,610        13,610          13,610
Senior Subordinated Notes...............................     75,000        75,000
Senior Notes............................................                                  150,000
                                                           --------      --------        --------
  Total long-term debt..................................    258,417       379,829         384,641
                                                           --------      --------        --------
SHAREHOLDERS' EQUITY:
Common stock (75,000,000 shares authorized and
  29,249,608 shares outstanding) and additional paid-in
  capital...............................................     90,798        90,798          90,798
Retained earnings.......................................    149,403       149,403         146,848(3)
Minimum pension liability adjustment....................       (756)         (756)           (756)
Accumulated translation adjustment......................       (774)         (774)           (774)
                                                           --------      --------        --------
  Total shareholders' equity............................    238,671       238,671         236,116(3)
                                                           --------      --------        --------
  Total capitalization..................................   $497,088      $618,500        $620,757
                                                           ========      ========        ========


---------------
(1) Pro forma to give effect only to the Acquisitions as if each transaction had occurred on December 31, 1997.

(2) As adjusted to give effect to the Acquisitions, the issuance and sale of the Notes offered hereby and the application of the estimated net proceeds therefrom as if such transactions had occurred on December 31, 1997, but does not reflect anticipated proceeds or potential gain from the sale of Strippit and Vibratech. See "Use of Proceeds."

(3) Includes the estimated extraordinary loss, net of taxes, totaling $2,555 for the early extinguishment of debt related to the planned redemption of the Senior Subordinated Notes.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The accompanying unaudited pro forma financial statements set forth the pro forma statement of combined operations for the year ended December 31, 1997 and the pro forma condensed combined balance sheet as of December 31, 1997 to give effect to the Acquisitions, the Offering and the application of the estimated net proceeds therefrom as if such transactions had occurred on January 1, 1997 (with respect to the pro forma statement of combined operations) and on December 31, 1997 (with respect to the pro forma condensed combined balance sheet). The Acquisitions were accounted for using the purchase method of accounting in accordance with the provisions of Accounting Principles Board Opinion No. 16.

     The historical financial data included in the pro forma financial statements is as of the periods presented. The unaudited pro forma financial statements are based on management's best estimate of the effects of the Acquisitions. All references to "as adjusted" information are to IDEX after giving effect to the Acquisitions, the Offering and the application of the estimated net proceeds therefrom. The unaudited pro forma combined financial statements are based on currently available information; however, the actual adjustments will be based on more precise appraisals, evaluations and estimates of fair values. It is possible that the actual adjustments could differ substantially from those presented in the unaudited pro forma combined financial statements.

     The unaudited pro forma statement of combined operations for the year ended December 31, 1997 is not necessarily indicative of the results that actually would have been achieved had the Acquisitions been consummated as of the date indicated or that may be achieved in the future. The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes and the Company's Consolidated Financial Statements and the notes thereto.

     The pro forma statement of combined operations presented does not reflect the extraordinary loss IDEX expects to incur in connection with the early extinguishment of debt related to the planned redemption of the Senior Subordinated Notes. The extraordinary loss of $2,555,000 represents the after tax amount of the redemption penalty and write-off of the unamortized debt issuance expenses related to the Senior Subordinated Notes.


     The anticipated cash proceeds from the sale of Strippit and Vibratech have not been reflected in the pro forma information as a reduction in long-term debt or interest expense. In addition, the net book value of Strippit and Vibratech totaling $29 million remains in pro forma total assets. If net after tax proceeds equaling the net book value of these two businesses were applied to reduce long-term debt, then pro forma debt as a percentage of capitalization would be 60.1%. Similarly, if net after tax proceeds equaling twice net book value were applied to reduce long-term debt, then a gain of $29 million would be recorded in pro forma shareholders' equity and pro forma debt as a percentage of capitalization would be 55.1%. In 1997, Strippit and Vibratech generated approximately $9 million of EBIT and $2 million of depreciation and amortization. There can be no assurance as to when or if these businesses will be sold or at what price.

              UNAUDITED PRO FORMA STATEMENT OF COMBINED OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                (IN THOUSANDS EXCEPT PER SHARE DATA AND RATIOS)


                                 IDEX          GAST           KNIGHT        ACQUISITION                 REFINANCING
                              HISTORICAL   HISTORICAL(1)   HISTORICAL(2)   ADJUSTMENTS(3)   PRO FORMA   ADJUSTMENTS   AS ADJUSTED
                              ----------   -------------   -------------   --------------   ---------   -----------   -----------
Net sales...................   $552,163      $105,122         $23,568        $  (1,198)     $679,655     $             $679,655
Cost of sales...............    329,806        69,832          11,803            3,489(4)    414,930                    414,930
                               --------      --------         -------        ---------      --------     --------      --------
Gross profit................    222,357        35,290          11,765           (4,687)      264,725                    264,725
Selling, general and
  administrative expenses...    110,588        21,052           7,965           (3,281)(5)   136,324                    136,324
Goodwill amortization.......      8,174                                          2,450(6)     10,624                     10,624
                               --------      --------         -------        ---------      --------     --------      --------
Operating income............    103,595        14,238           3,800           (3,856)      117,777                    117,777
Other income
  (expense)-net.............       (693)          322             196               54          (121)                      (121)
                               --------      --------         -------        ---------      --------     --------      --------
Income before interest
  expense and income
  taxes.....................    102,902        14,560           3,996           (3,802)      117,656                    117,656
Interest expense............     18,398         2,643             130            8,080(7)     29,251       (1,859)(8)    27,392
                               --------      --------         -------        ---------      --------     --------      --------
Income before income
  taxes.....................     84,504        11,917           3,866          (11,882)       88,405        1,859        90,264
Provision for income
  taxes.....................     31,029         3,965             849           (2,636)(9)    33,207          688(9)     33,895
                               --------      --------         -------        ---------      --------     --------      --------
Income from continuing
  operations................   $ 53,475      $  7,952         $ 3,017        $  (9,246)     $ 55,198     $  1,171      $ 56,369
                               ========      ========         =======        =========      ========     ========      ========
EARNINGS PER COMMON SHARE-BASIC
Continuing operations.......   $   1.83                                                     $   1.89                   $   1.93
Weighted average shares
  outstanding...............     29,184                                                       29,184                     29,184
EARNINGS PER COMMON SHARE-DILUTED
Continuing operations.......   $   1.78                                                     $   1.84                   $   1.88
Weighted average shares
  outstanding...............     29,999                                                       29,999                     29,999
OPERATING AND OTHER DATA
Ratio of earnings to fixed
  charges(10)...............        5.1                                                          3.8                        4.0
EBIT(11)....................   $102,902      $ 14,560         $ 3,996        $  (3,802)     $117,656                   $117,656
Ratio of EBIT to interest
  expense...................        5.6                                                          4.0                        4.3
Depreciation and
  amortization(12)..........   $ 24,293      $  4,435         $   639        $   4,894      $ 34,261                   $ 34,261


                                                        (footnotes on next page)

(footnotes from previous page)

 (1) Includes the results for the fiscal year ended December 28, 1997.

 (2) Includes the results for the fiscal year ended October 31, 1997.

 (3) Eliminates the results of Knight from the December 9, 1997 acquisition date to December 31, 1997 and reflects the reclassification of the respective engineering expenses of Knight and Gast from selling, general and administrative expenses to cost of sales to conform with IDEX's presentation.

 (4) Represents depreciation and amortization due to the revaluation and change in lives of property, plant and equipment resulting from the purchase price allocation related to the Acquisitions and the adjustments noted in (3) above.

 (5) Represents a reduction in certain expenses of Knight following its acquisition by IDEX and the adjustments noted in (3) above.

 (6) Represents goodwill amortization over 40 years arising from the Acquisitions.

 (7) Represents estimated interest expense on $160 million of debt incurred in connection with the Acquisitions (net of cash flow) at an effective interest rate of 7.0% and the elimination of the interest incurred by Knight and Gast on their respective debt which was not assumed by IDEX.

 (8) Represents the estimated net reduction in interest expense resulting from the issuance of the Notes offered hereby and the application of the estimated net proceeds therefrom to redeem the Senior Subordinated Notes and to repay a portion of outstanding indebtedness under the existing bank credit facilities as follows (000's omitted):


     Issuance of the Notes:
       Interest expense on $150 million Notes....................   $10,313
       Amortization of debt issuance expenses and original issue
          discount (estimated to be $2.0 million)................       200
     Redemption of Senior Subordinated Notes:
       Interest savings resulting from the redemption of $75
          million Senior Subordinated Notes at 9.75%.............    (7,313)
       Elimination of amortization of debt issuance expenses
          related to the Senior Subordinated Notes...............      (260)
     Interest savings resulting from the application of remaining proceeds to repay a portion of the outstanding
       indebtedness under the existing bank credit facilities (at
       a historical interest rate of 7.0%).......................    (4,799)
                                                                    -------
     Estimated net reduction in interest expense.................   $(1,859)
                                                                    =======


 (9) Represents the tax effect of the pro forma adjustments described above.

(10) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt issuance expenses and the portion of rental expense considered representative of the interest factor.

(11) EBIT represents income before interest expense and income taxes.

(12) Depreciation and amortization includes amortization of goodwill and other intangible assets and excludes amortization of debt issuance expenses.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)


                                   IDEX          GAST         ACQUISITION                    REFINANCING
                                HISTORICAL   HISTORICAL(1)   ADJUSTMENTS(2)    PRO FORMA     ADJUSTMENTS    AS ADJUSTED
                                ----------   -------------   --------------   ------------   -----------    -----------
ASSETS
Current assets
  Cash and cash equivalents...   $ 11,771       $ 2,878         $               $ 14,649      $              $ 14,649
  Receivables -- net..........     80,766        13,708             (100)         94,374                       94,374
  Inventories.................     84,240         8,539            9,500         102,279                      102,279
  Other current assets........     20,490           743                           21,233                       21,233
                                 --------       -------         --------        --------      --------       --------
     Total current assets.....    197,267        25,868            9,400         232,535                      232,535
Property, plant and
  equipment -- net............     88,628        24,131           15,000         127,759                      127,759
Intangible assets -- net......    293,803                         71,305         365,108                      365,108
Other noncurrent assets.......     19,495         3,720                           23,215           757(3)      23,972
                                 --------       -------         --------        --------      --------       --------
     Total assets.............   $599,193       $53,719         $ 95,705        $748,617      $    757       $749,374
                                 ========       =======         ========        ========      ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities...........   $ 77,801       $ 8,608         $  1,099        $ 87,508      $ (1,500)(4)   $ 86,008
Senior Subordinated Notes.....     75,000                                         75,000       (75,000)
Senior Notes..................                                                                 150,000        150,000
Borrowings under credit
  facilities, including
  accrued interest............    169,807        17,100          104,312         291,219       (70,188)(5)    221,031
Notes payable to sellers of
  Blagdon Pump and Knight.....     13,610                                         13,610                       13,610
Other noncurrent
  liabilities.................     24,304        17,490              815          42,609                       42,609
                                 --------       -------         --------        --------      --------       --------
  Total liabilities...........    360,522        43,198          106,226         509,946         3,312        513,258
                                 --------       -------         --------        --------      --------       --------
Shareholders' equity
  Common stock and additional
     paid-in capital..........     90,798        (4,018)           4,018          90,798                       90,798
  Retained earnings...........    149,403        15,539          (15,539)        149,403        (2,555)(6)    146,848
  Minimum pension liability
     adjustment...............       (756)                                          (756)                        (756)
  Accumulated translation
     adjustment...............       (774)       (1,000)           1,000            (774)                        (774)
                                 --------       -------         --------        --------      --------       --------
  Total shareholders'
     equity...................    238,671        10,521          (10,521)        238,671        (2,555)       236,116
                                 --------       -------         --------        --------      --------       --------
     Total liabilities and
       shareholders' equity...   $599,193       $53,719         $ 95,705        $748,617      $    757       $749,374
                                 ========       =======         ========        ========      ========       ========


                                                        (footnotes on next page)

(footnotes from previous page)

(1) Includes the results for the fiscal year ended December 28, 1997.

(2) Represents the approximate $120 million purchase price of Gast and the current fair value purchase accounting adjustments.


(3) Represents the estimated $2.0 million of debt issuance expenses and original issue discount related to the Notes offered hereby and the write-off of the unamortized debt issuance expenses related to the Senior Subordinated Notes.


(4) Represents the reduction to current taxes relating to the extraordinary loss in connection with the early extinguishment of debt related to the planned redemption of the Senior Subordinated Notes.


(5) Represents the payment of accrued interest on the Senior Subordinated Notes and application of the remaining proceeds from the issuance of the Notes offered hereby to repay a portion of the outstanding indebtedness under the Company's existing bank credit facilities, after the redemption of the Senior Subordinated Notes (including the related $2.8 million redemption penalty) and payment of the estimated debt issuance expenses and original issue discount of $2.0 million.


(6) Represents the extraordinary loss, net of taxes, of the redemption penalty and write-off of the unamortized debt issuance expenses of the Senior Subordinated Notes.

                       SELECTED HISTORICAL FINANCIAL DATA
                (IN THOUSANDS EXCEPT PER SHARE DATA AND RATIOS)

                                                             YEAR ENDED DECEMBER 31,(1)
                                                ----------------------------------------------------
                                                  1993       1994       1995       1996       1997
                EARNINGS DATA                   --------   --------   --------   --------   --------
Net sales.....................................  $239,704   $319,231   $395,480   $474,699   $552,163
Cost of sales.................................   142,801    192,280    237,803    287,625    329,806
                                                --------   --------   --------   --------   --------
Gross profit..................................    96,903    126,951    157,677    187,074    222,357
Selling, general and administrative
  expenses....................................    52,950     66,743     78,712     93,217    110,588
Goodwill amortization.........................     1,889      3,025      4,196      6,241      8,174
                                                --------   --------   --------   --------   --------
Operating income..............................    42,064     57,183     74,769     87,616    103,595
Other income (expense) -- net.................       728        281        524       (696)      (693)
                                                --------   --------   --------   --------   --------
Income before interest expense and income
  taxes.......................................    42,792     57,464     75,293     86,920    102,902
Interest expense..............................     9,168     11,939     14,301     17,476     18,398
                                                --------   --------   --------   --------   --------
Income before income taxes....................    33,624     45,525     60,992     69,444     84,504
Provision for income taxes....................    11,187     16,181     21,845     25,020     31,029
                                                --------   --------   --------   --------   --------
Income from continuing operations.............    22,437     29,344     39,147     44,424     53,475
Income from discontinued operations...........     2,889      4,266      6,178      5,774      5,151
                                                --------   --------   --------   --------   --------
Net income....................................  $ 25,326   $ 33,610   $ 45,325   $ 50,198   $ 58,626
                                                ========   ========   ========   ========   ========
EARNINGS PER COMMON SHARE--BASIC
Continuing operations.........................  $   0.79   $   1.03   $   1.37   $   1.54   $   1.83
Net income....................................      0.89       1.18       1.58       1.74       2.01
Weighted average shares outstanding...........    28,396     28,600     28,662     28,818     29,184
EARNINGS PER COMMON SHARE--DILUTED
Continuing operations.........................  $   0.77   $   1.00   $   1.32   $   1.49   $   1.78
Net income....................................      0.87       1.15       1.53       1.69       1.95
Weighted average shares outstanding...........    28,976     29,331     29,609     29,779     29,999
OPERATING AND OTHER DATA
Ratio of earnings to fixed charges(2).........       4.3        4.5        4.9        4.6        5.1
Ratio of earnings to fixed charges -- pro
  forma(2)....................................                                                   4.0
Cash dividends declared per common share......  $          $  0.093   $  0.387   $  0.440   $  0.495
EBIT(3).......................................    42,792     57,464     75,293     86,920    102,902
Ratio of EBIT to interest expense.............       4.7        4.8        5.3        5.0        5.6
Depreciation and amortization(4)..............  $  9,452   $ 11,896   $ 14,653   $ 20,672   $ 24,293
Capital expenditures..........................     6,120      6,818      8,181     11,634     13,562
Debt as a percentage of capitalization........      58.4%      59.1%      57.7%      58.2%      52.0%

                                                                 AS OF DECEMBER 31,
                                                ----------------------------------------------------
                                                  1993       1994       1995       1996       1997
              BALANCE SHEET DATA                --------   --------   --------   --------   --------
Total assets..................................  $245,291   $357,980   $450,077   $569,745   $599,193
Working capital...............................    72,826     82,007    103,091    108,313    119,466
Long-term debt................................   117,464    168,166    206,184    271,709    258,417
Total shareholders' equity....................    83,686    116,305    150,945    195,509    238,671

                                                        (footnotes on next page)

(footnotes from previous page)

(1) Includes the operations of Signfix from November 24, 1993; Hale from May 26, 1994; Micropump from May 2, 1995; Lukas from October 2, 1995; Fluid Management from July 29, 1996; Blagdon Pump from April 4, 1997; and Knight from December 9, 1997; and excludes Strippit and Vibratech which have been treated as discontinued operations.

(2) For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt issuance expenses and the portion of rental expense considered representative of the interest factor. Amounts presented herein supersede the amounts set forth under the caption "Ratio of Earnings to Fixed Charges" in the accompanying Prospectus.

(3) EBIT represents income before interest expense and income taxes.

(4) Depreciation and amortization includes amortization of goodwill and other intangible assets and excludes amortization of debt issuance expenses.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HISTORICAL OVERVIEW AND OUTLOOK

     IDEX sells a broad range of proprietary pump products and engineered equipment to a diverse customer base in the United States and internationally. Accordingly, IDEX's businesses are affected by levels of industrial activity and economic conditions in the United States and other countries where its products are sold, and by the relationship of the U.S. dollar to other currencies. Among the factors that influence the demand for IDEX's products are interest rates, levels of capital spending, and overall industrial activity.

     IDEX has a history of above-average operating margins. The Company's operating margins are affected by, among other things, utilization of facilities as sales volumes change and inclusion of newly acquired businesses which may have lower margins that usually are further reduced by purchase accounting adjustments.

     Orders, net sales, income from continuing operations, net income and earnings per share for 1997 surpassed the levels achieved in all prior years. Backlogs decreased nominally as shipments exceeded incoming orders during 1997, but remained at IDEX's typical operating level of approximately 1 to 1 1/2 months' sales. This customarily low level of backlog improves IDEX's ability to respond quickly to customer needs, but also means that changes in orders are felt quickly in operating results.

     The following forward-looking statements are qualified by the cautionary statement under the Private Securities Litigation Reform Act set forth on page S-2 herein and the "Risk Factors" beginning on page S-10 herein. The slow rate of growth in 1996 in the U.S. economy and many other economies in which IDEX sells its products continued during 1997. With a steady incoming order pace, strong market positions, a continuous flow of new and redesigned products, recent acquisitions, and increasing opportunities for expansion worldwide, management believes the outlook for IDEX remains positive. Based on current activity levels and barring unforeseen circumstances, IDEX expects that orders, net sales, income from continuing operations, net income and earnings per share in 1998 will exceed 1997 levels. By stressing new product development; market share growth; international expansion; and operating improvements, particularly in newly acquired businesses; and by adhering to its disciplined approach to acquisitions, management believes IDEX is well positioned to continue profitable growth. The Company is addressing compliance with the year 2000 information processing issue and does not anticipate any significant expense or interruption to its operations.

                COMPANY AND BUSINESS GROUP FINANCIAL INFORMATION
                             (dollars in thousands)

                                                               YEARS ENDED DECEMBER 31,(1)
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
PUMP PRODUCTS GROUP
Net sales(2).............................................    $265,918    $245,620    $228,909
Operating income(3)......................................      61,443      55,129      48,365
Operating margin.........................................        23.1%       22.4%       21.1%
Identifiable assets......................................    $237,870    $183,749    $195,166
Depreciation and amortization............................      10,193       9,509       9,023
Capital expenditures.....................................       6,875       5,175       4,901
ENGINEERED EQUIPMENT GROUP
Net sales(2).............................................    $288,657    $230,118    $167,125
Operating income(3)......................................      52,062      40,965      34,628
Operating margin.........................................        18.0%       17.8%       20.7%
Identifiable assets......................................    $322,493    $341,016    $205,838
Depreciation and amortization............................      14,008      10,957       5,511
Capital expenditures.....................................       6,318       6,425       3,243
COMPANY
Net sales................................................    $552,163    $474,699    $395,480
Operating income.........................................     103,595      87,616      74,769
Operating margin.........................................        18.8%       18.5%       18.9%
Income before interest expense and income taxes..........    $102,902    $ 86,920    $ 75,293
Identifiable assets......................................     599,193     569,745     450,077
Depreciation and amortization(4).........................      24,293      20,672      14,653
Capital expenditures.....................................      13,562      11,634       8,181

(1) Includes acquisition of Micropump (May 2, 1995), Blagdon Pump (April 4,
     1997) and Knight (December 9, 1997) in the Pump Products Group; and acquisition of Lukas (October 2, 1995) and Fluid Management (July 29, 1996) in the Engineered Equipment Group.

(2) Group net sales include intersegment sales.

(3) Group operating income excludes net unallocated corporate operating expenses.

(4) Excludes amortization of debt issuance expenses.

RESULTS OF OPERATIONS

     For purposes of this discussion and analysis, reference is made to the table on page S-22 and the Company's Statements of Consolidated Operations on page F-2. In December 1997, IDEX announced its intention to divest its Strippit and Vibratech businesses. Revenues from the discontinued operations amounted to $83.9 million, $87.9 million and $91.9 million for the years ended 1997, 1996 and 1995, respectively. In addition, the Company has realigned its historical presentation of business segments into two new groups: Pump Products and Engineered Equipment.

     The Pump Products Group designs, produces and distributes a wide range of engineered industrial pumps and related controls for process applications. The Engineered Equipment Group designs, produces and distributes proprietary equipment that may combine pumps or other devices into products for industrial, commercial and safety applications.

     The financial statements and the group financial information have been reclassified to reflect Strippit and Vibratech as discontinued operations and IDEX's revised group reporting structure.

PERFORMANCE IN 1997 COMPARED TO 1996

     Orders, net sales, income from continuing operations, net income and earnings per share exceeded the levels achieved in all prior years. Incoming orders were 15% higher than in 1996, with recent acquisitions of Fluid Management (July 1996), Blagdon Pump (April 1997) and Knight (December 1997) contributing the majority of the growth. Orders for the base businesses increased 3% in 1997 compared to 1996.

     Net sales for 1997 reached a record $552.2 million and increased $77.5 million or 16% over 1996. Overall base business volume was up about 3% in 1997, with acquisitions accounting for 14%, and foreign currency translation having a negative 1% effect on the Company's sales growth. International sales contributed 44% of the 1997 total, up from 43% last year. The increase in international sales generated approximately 50% of the year-over-year improvement in total sales.

     Pump Products Group net sales of $265.9 million in 1997 increased by $20.3 million or 8% from 1996 with approximately two-thirds of the increase occurring in the Company's base businesses and the remaining increase resulting from the recently acquired Blagdon Pump and Knight businesses. Sales to customers outside the U.S. in 1997 were unchanged from 36% of total in 1996.

     Engineered Equipment Group net sales of $288.7 million increased by $58.5 million or 25% compared to 1996 with almost all of the increase resulting from inclusion of Fluid Management for a full year in 1997. Base business sales in 1997 were essentially equal to the prior year with steady demand for this Group's products. Sales to customers outside the U.S. increased to 52% of total Engineered Equipment Group net sales in 1997, up from 51% in 1996 principally due to the inclusion of Fluid Management for a full year in 1997.

     Gross profit of $222.4 million in 1997 increased $35.3 million, or 19% from 1996. Gross profit as a percent of net sales was 40.3% in 1997, up from 39.4% in 1996. The improvement in gross profit margin principally was due to sales volume growth, product mix and product efficiency improvements. Selling, general and administrative expenses increased to $110.6 million in 1997 from $93.2 million in 1996, and as a percent of net sales, increased slightly to 20.0% from 19.6% in 1996. Goodwill amortization increased by 31% to $8.2 million in 1997 from $6.2 million in 1996. As a percent of net sales, goodwill amortization remained flat at about 1% for both years. The year-over-year increases in gross profit; selling, general and administrative expenses; and goodwill amortization are primarily due to the inclusion of Fluid Management for a full year in 1997.

     Operating income increased by $16.0 million or 18% to $103.6 million in 1997 from $87.6 million in 1996. Operating margin as a percent of net sales increased to 18.8% in 1997 from 18.5% in 1996. In the Pump Products Group, operating income of $61.4 million and operating margin of 23.1% in 1997 compared to the $55.1 million and 22.4% recorded in 1996. Operating margin improvements resulted primarily from volume-related gains. Operating income of $52.1 million in the Engineered Equipment Group and operating margin of 18.0% in 1997 compared to the totals of $41.0 million and 17.8% achieved in 1996. The increase in operating income for this Group primarily reflected the full year inclusion of Fluid Management in 1997.

     Interest expense increased to $18.4 million in 1997 from $17.5 million in 1996 because of the additional long-term debt incurred to complete the acquisitions of Fluid Management, Blagdon Pump and Knight Equipment, partially offset by debt reductions from operating cash flow in 1997.

     The provision for income taxes increased to $31.0 million in 1997 from $25.0 million in 1996. The effective tax rate increased to 36.7% in 1997 from 36.0% in 1996 due to the changing mix of international earnings, state taxes, and franchise taxes.

     Income from continuing operations of $53.5 million in 1997 was 20% higher than the $44.4 million in 1996. Diluted earnings per share from continuing operations amounted to $1.78 in 1997, an increase of 29 cents per share or 19% from $1.49 achieved in 1996.

PERFORMANCE IN 1996 COMPARED TO 1995

     In 1996, orders, net sales, income from continuing operations, net income and earnings per share exceeded the levels achieved in all previous years. Incoming orders were 22% higher than in 1995, with almost all of the increase resulting from the acquisitions of Micropump (May 1995), Lukas (October 1995) and Fluid Management (July 1996). Orders for the base businesses increased 3% in 1996 compared to 1995.

     Net sales from continuing operations of $474.7 million for 1996 increased by $79.2 million or 20% over 1995. The inclusion of acquired businesses noted above accounted for substantially all of the volume growth, while sales in the core business units increased by 2% from 1995. Generally, the Company's Pump Products Group experienced modest growth in net sales. Declines in volume at capital goods-related industries unfavorably affected the year-to-year comparisons of the Engineered Equipment Group net sales. International sales accounted for 43% of the 1996 total, up from 37% in 1995. The increase in international sales accounted for about three-quarters of the year-over-year improvement in total net sales.

     Pump Products Group net sales of $245.6 million increased by $16.7 million or 7% from 1995. Base business sales were up about 4%, with the inclusion of Micropump for a full year in 1996 accounting for the remaining sales improvement. Sales to customers outside the U.S. increased to 36% of total Pump Products Group net sales in 1996, up from 34% in 1995 due to inclusion of recent acquisitions which have a greater international presence.

     Engineered Equipment Group net sales of $230.1 million in 1996 increased by $63.0 million or 38% compared to 1995. Inclusion of Fluid Management for a portion of the year, along with Lukas for a full year, accounted for almost all of the sales improvement. Base business sales were down about 1% from the prior year. Sales to customers outside the U.S. were 51% of total Engineered Equipment Group net sales in 1996, up from 42% in 1995 due to the inclusion of recent acquisitions, each of which has a significant international presence, and a stronger demand internationally for products in the Group's core businesses.

     Gross profit of $187.1 million in 1996 increased by $29.4 million or 19% from 1995. Gross profit as a percent of net sales was 39.4% in 1996, down slightly from 39.9% in 1995. Selling, general and administrative expenses increased to $93.2 million in 1996 from $78.7 million, but as a percent of net sales, decreased slightly to 19.6% from 19.9% in 1995. Goodwill amortization increased by 49% to $6.2 million in 1996 from $4.2 million in 1995. As a percent of net sales, goodwill amortization remained flat at about 1% for both years. The year-over-year increases in gross profit; selling, general and administrative expenses; and goodwill amortization are primarily due to inclusion of Micropump and Lukas for a full year and Fluid Management from its acquisition in July 1996.

     Operating income increased by $12.8 million or 17% to $87.6 million in 1996 from $74.8 million in 1995. Operating margin as a percent of net sales decreased to 18.5% in 1996 from 18.9% in 1995. In the Pump Products Group, operating income of $55.1 million and operating margin of 22.4% compared to the $48.4 million and 21.1% recorded in 1995. The slight operating margin improvement resulted primarily from volume-related gains. The Engineered Equipment Group operating income of $41.0 million and operating margin of 17.8% in 1996 compared to the $34.6 million and 20.7% achieved in 1995. The operating margin decline resulted from the inclusion of Fluid Management, whose operating margins were lower than the other business units in the Group and whose operating income was further reduced by purchase accounting adjustments.

     Interest expense increased to $17.5 million in 1996 from $14.3 million in 1995 because of the additional borrowing required to complete the Fluid Management acquisition, offset by debt reductions from operating cash flow and a slightly lower interest rate environment in 1996.

     The provision for income taxes increased to $25.0 million in 1996 from $21.8 million in 1995. The effective tax rate of 36.0% in 1996 increased slightly from the 35.8% recorded in 1995.

     Income from continuing operations of $44.4 million in 1996 was 13% higher than the $39.1 million recorded in 1995. Diluted earnings per share from continuing operations were $1.49 in 1996, an increase of 17 cents per share from $1.32 achieved in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1997, IDEX's working capital was $119.5 million and its current ratio was 2.5 to 1. The Company's cash provided by continuing operations increased by $3.9 million in 1997 to $81.6 million. The improvement in cash flow resulted from the following: income from continuing operations increasing $9.1 million; depreciation and amortization adding $3.6 million; and deferred income taxes generating $1.9 million; offset by working capital and other--net declining by $10.7 million. Working capital was well managed in 1997 as receivables generated cash flow of $3.6 million or 5% and inventories provided another $7.7 million or 9%. Both of these improvements occurred during a year when net sales increased by 16%. Decreases in current liabilities and other--net caused a usage of cash of $14.4 million due to reductions in general corporate liabilities. Cash from discontinued operations decreased $6.8 million to $5.7 million principally because of lower operating earnings and a decline in cash generated from working capital in 1997 compared to 1996.

     Cash flow provided by operations was more than adequate to fund capital expenditures of $13.6 million, $11.6 million and $8.2 million in 1997, 1996 and 1995, respectively. Generally, capital expenditures were for machinery and equipment which improved productivity, although a portion was for repair and replacement of equipment and facilities. Management believes that IDEX has ample capacity in its plant and equipment to meet expected needs for future growth in the intermediate term.

     In 1997, the Company acquired Blagdon Pump on April 4 and Knight on December 9 for an aggregate purchase price of $49.7 million. These acquisitions were accounted for using the purchase method of accounting and were financed through borrowings under the Company's $250 million U.S. Credit Facility and the issuance of notes to the sellers. At December 31, 1997, the notes payable to the seller of Blagdon Pump totaled a U.S. dollar-equivalent $9.8 million, and notes payable to the seller of Knight amounted to $3.8 million.

     At December 31, 1997, the maximum amount available under the U.S. Credit Facility was $250 million, of which $132.5 million was borrowed, including a Netherlands guilder borrowing of NGL 82 million ($40.5 million), which provides an economic hedge against the net investment in Fluid Management's Netherlands operation. The availability under this facility declines in stages commencing July 1, 1999, to $200 million on July 1, 2000. Any amount outstanding at July 1, 2001, becomes due at that date. At December 31, 1997, approximately $102.5 million of the facility was unused. Interest is payable quarterly on the outstanding balance at the agent bank's reference rate or at LIBOR plus an applicable margin. At December 31, 1997, the applicable margin was 25 basis points.

     The Company also has a $10 million Short-Term Facility available for borrowing at the bank agent's reference rate or at an optional rate based on the bank's cost of funds. At December 31, 1997, there was $5 million of borrowing under the Short-Term Facility and the interest rate was 6.375% per annum. To complete the Gast acquisition in January 1998, IDEX and the bank agent amended the Short-Term Facility to provide for a temporary increase to $50 million for up to 60 days, after which time the maximum line of credit returns to $10 million.

     On May 23, 1997, the Company's Lukas subsidiary amended the German Facility reducing the interest rate structure and eliminating certain reductions in availability. At December 31, 1997, the maximum amount available under the German Facility was DM 52.5 million ($29.2 million), of which DM 52.0 million ($28.9 million) was being used. The availability under this facility declines in stages commencing November 1, 1999, to DM 31.3 million at November 1, 2000. Any amount outstanding at November 1, 2001, becomes due at that date. Interest is payable quarterly on the outstanding balance at LIBOR plus an applicable margin. At December 31, 1997, the applicable margin was 62.5 basis points.

     IDEX believes it will generate sufficient cash flow from operations in 1998 to meet its operating requirements, interest and scheduled amortization payments under both the U.S. Credit Facility and the German Facility, interest and borrowings under the Short-Term Facility, interest and principal payments on the 9.75% Senior Subordinated Notes, approximately $25 million of planned capital expenditures, and approximately $16 million of annual dividend payments to holders of common stock. From commencement of operations in January 1988 until December 31, 1997, IDEX had borrowed $460 million under the credit agreements and notes to sellers to complete 12 acquisitions. During this same period IDEX generated, principally from operations, cash flow of $370 million to reduce its indebtedness. In the event that suitable businesses are available for acquisition upon terms acceptable to the Company's Board of Directors, IDEX may obtain all or a portion of the financing for the acquisitions through the incurrence of additional long-term indebtedness.

     The divestiture of the Strippit and Vibratech businesses, which generated approximately $84 million in net sales and approximately $9 million of operating income in 1997, will allow resources formerly allocated to these businesses to be used to develop positions in areas more consistent with the Company's present strategy.

     In January 1998, IDEX acquired Gast Manufacturing Corporation for a cash purchase price of approximately $120 million. The acquisition was accounted for using the purchase method of accounting and was financed with borrowings under the U.S. Credit Facility and the Short-Term Facility. Gast, which will be part of the Pump Products Group, had net sales of approximately $105 million in 1997, and is one of the world's leading manufacturers of air-moving products.

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. SFAS No. 132 revises current disclosure requirements for employers' pensions and other retiree benefits. These standards are effective for years beginning after December 15, 1997. These standards expand or modify current disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations and cash flows. The Company is assessing the impact of SFAS No. 131 on its reported segments.

     In December 1997, the Securities and Exchange Commission declared effective the Company's shelf registration statement covering the possible future sale of up to $250 million in securities, including senior and subordinated debt securities, common and preferred stock, and warrants. The terms of any such securities would be specified in a prospectus supplement.

                                    BUSINESS

THE COMPANY

     IDEX designs, manufactures and markets a broad range of pump products and engineered equipment serving a diverse customer base in the United States and internationally. For each of its ten principal business units, the Company believes that it holds the number-one or number-two market share position in that unit's niche market. IDEX believes that its consistent financial performance has been attributable to the manufacture of quality proprietary products designed and engineered by the Company and sold to a wide range of customers, coupled with its ability to identify and successfully integrate strategic acquisitions. For 1997, IDEX had net sales of $552 million and EBIT (as defined herein) of $103 million. On a pro forma basis, 1997 net sales and EBIT were $680 million and $118 million, respectively.

     IDEX consists of two business segments, the Pump Products Group and the Engineered Equipment Group. The Pump Products Group designs, manufactures and sells a wide variety of industrial pumps and related controls, and low-horsepower compressors for the movement of liquids, air and gases. The devices and equipment produced by this Group are used in a diverse set of industries, including chemical processing, non-electrical machinery, water and wastewater treatment, medical equipment, petroleum distribution, oil and refining, and food processing. In 1997, the Pump Products Group accounted for 48% of the Company's net sales (58% on a pro forma basis). Approximately 32% of 1997 pro forma net sales in this Group were to customers outside the United States.

     The Engineered Equipment Group designs, manufactures, and sells proprietary equipment that may combine pumps or other devices into products for industrial, commercial and safety applications. The products and devices manufactured by this Group are used in a variety of industries and applications, including paints and coatings, fire and rescue, transportation equipment, non-electrical machinery, traffic sign and signal, and oil and refining. In 1997, the Engineered Equipment Group accounted for 52% of the Company's net sales (42% on a pro forma basis). Approximately 52% of 1997 pro forma net sales in this Group were to customers outside the United States.

     The principal executive offices of the Company are located at 630 Dundee Road, Northbrook, Illinois 60062. The telephone number of the Company is (847) 498-7070.

THE IDEX STANDARD

     The name IDEX is an acronym for Innovation, Diversity and Excellence, which together represent the IDEX standard. IDEX applies this standard by following ethical practices; striving for continuous operational improvement; consistently seeking to provide superior quality state-of-the-art products; selling its wide range of products to a broad spectrum of customers and industries throughout the world; and continually working with end-users and customers to develop new and redesigned products.

     Innovation. IDEX is committed to designing and producing new products and improved products for its customers. Management estimates that one out of every ten employees at IDEX is directly engaged in product or process technology development, and all employees are encouraged to contribute to new product development. The Company's multidisciplinary teams often work with customers, end-users, distributors and focus groups in seeking to assure that IDEX products are state-of-the-art, incorporating the latest proven technology while providing the best overall value to the customer. Since the year following its formation in 1988, approximately one-quarter of IDEX's net sales each year have come from products that had been redesigned or newly introduced in the preceding four years.

     Diversity. IDEX products serve a wide variety of industries, including chemical processing, paints and coatings, fire and rescue, non-electrical machinery, water and wastewater treatment, medical equipment, transportation equipment, oil and refining, petroleum distribution, and food processing. IDEX sells its products in more than 100 countries with international sales representing 40% of 1997 pro forma net sales. Management believes that no single industry accounted for more than approximately 15% of 1997 pro forma net sales and no single customer accounted for more than approximately 2% of 1997 pro forma net sales.

     Excellence. IDEX has a dedicated and talented team of employees who are required to follow a strict code of ethics. IDEX strives to offer the best overall value to its customers in service, durability, performance, selection, ease of use, features, productivity, safety, maintenance and long-term costs. With the exception of the recent Knight acquisition, all of IDEX's manufacturing locations are certified under the internationally recognized ISO 9000 standards that have become the worldwide benchmark for quality.

COMPETITIVE STRENGTHS

     Market Leadership. Management believes that each of IDEX's ten business units holds either the number-one or number-two market position in that unit's niche market. On a weighted average basis, IDEX's 1997 pro forma net sales represented an approximate 40% share of niche markets served. IDEX believes it has been able to achieve these market positions by placing the highest priority on its customers. IDEX strives to respond quickly and efficiently to the needs of its customers and to supply them with the highest quality products of the latest design. To achieve this goal, IDEX emphasizes market, product and process development. Due to its leadership position, IDEX generally has been able to command a premium price for many of its products.

     Profitability and Cash Flow. During the five-year period ended December 31, 1997, IDEX's net sales have grown at a 21% compound annual rate and its diluted earnings per share from continuing operations have grown at a 22% compound annual rate. Moreover, IDEX's operating margins have been at least 7 percentage points higher than those of the average industrial company in the Value Line Industrial Composite Index for each of the years from 1988 through 1997.


     Over the last 10 years, including 1997 on a pro forma basis, IDEX borrowed a total of $580 million under its credit agreements and notes to sellers to complete 13 strategic acquisitions while its long-term indebtedness increased by $220 million. This increase would have been $161 million if net after tax proceeds equal to twice the net book value of Strippit and Vibratech were realized from their anticipated sale. In addition, during the same period, the Company's EBIT increased from $27 million to $118 million.


     Acquisition Strategy. Since 1989, IDEX has completed 13 strategic acquisitions, each synergistic and adhering to IDEX's rigorous criteria. Each of the 10 businesses acquired through 1996 has contributed positively to the Company's economic performance in the years subsequent to its purchase and management expects the three acquisitions completed within the last year to continue this trend. Management believes that the Company's acquisition strategy has been successful for two primary reasons:

          - Identifying Attractive Acquisitions. IDEX's acquisition strategy focuses on companies that manufacture proprietary engineered products with leading positions in niche markets. The Company's objective is to seek out good companies and make them better. In addition, while the Company has discussions with numerous acquisition candidates each year, it only consummates those acquisitions that meet its rigid criteria and that management concludes can be negotiated with appropriate terms and conditions at a fair price. The Company's acquisition criteria are designed to promote long-term profitability and cash flow gains rather than simply revenue growth.

          - Successful Integration into the Company Structure. IDEX believes that the ability to successfully integrate acquired businesses into its overall structure has resulted in improved financial performance. Following the acquisition of a company, IDEX implements its financial control systems. IDEX also analyzes the standard operating procedures of the acquired company so that the acquired company can benefit from the successful practices and strategies of IDEX's other business units and the business units can incorporate the successful practices and strategies of the acquired company. This "cross pollination" and cooperative improvement are possible due to the general commonality in the engineering principles, manufacturing methods, distribution channels and business systems among IDEX's various business units. This process allows the Company to implement proven methods and avoid known problems as it integrates a new business unit.

     International Presence. The potential in international markets has been a focus of the Company since its inception in 1988, and has been a key factor in its financial success. Through its market development efforts, the Company sells its products to customers in over 100 countries worldwide. Approximately 40% of the Company's 1997 pro forma net sales were to customers outside the United States (compared with 24% in 1987) and about two-thirds of these pro forma net sales were attributable to products manufactured in IDEX's plants and facilities located outside the United States. The Company's international sales growth in each of the last four years has outpaced domestic sales growth and the Company expects this trend to continue as a result of the Company's emphasis on international development.

     Established Distribution Network. Most of the Company's products are sold through well-established, technologically competent industrial distribution networks. IDEX's distributors receive extensive training and support, and play an important role in assisting end-users worldwide with product selection and installation. Additionally, by sharing its application ideas with agents and distributors around the world, the Company expands the base of industries and customers it serves.

     Dedicated Employees. IDEX believes its success depends on the talent and performance of its people. The Company's dedicated employees strive for operational excellence, seek to provide exceptional quality and state-of-the-art products, and are required to follow a strict code of ethics. The Company encourages its employees to work openly and continuously with end-users and customers to improve existing products and develop new ones, thereby instilling in its employees a commitment to, and pride in, IDEX and the acronym it exemplifies.

PUMP PRODUCTS GROUP

     The Pump Products Group designs, manufactures and sells a wide variety of industrial pumps and related controls, and low-horsepower compressors for the movement of liquids, air, and gases. The devices and equipment produced by this Group are used in a large and diverse set of industries, including chemical processing, non-electrical machinery, water and wastewater treatment, medical equipment, petroleum distribution, oil and refining, and food processing. In 1997, the five business units then comprising the Group -- Corken, Micropump, Pulsafeeder, Viking Pump and Warren Rupp -- accounted for 48% of the Company's net sales (58% on a pro forma basis). The Company acquired Gast, now part of the Pump Products Group, on January 21, 1998 for a cash purchase price of approximately $120 million. Approximately 32% of 1997 pro forma net sales in this Group were to customers outside the United States.

     Corken. Management estimates that Corken has approximately 50% of the U.S. market for pumps and small horsepower compressors used in liquefied petroleum gas distribution facilities. Corken produces low-horsepower compressors, vane and turbine pumps, and valves used for the transfer of liquefied petroleum gas, compressed natural gas and other gaseous substances. Most of Corken's sales are made through domestic and international distributors, and they often incorporate Corken's products into engineered packages sold to end-users. Approximately 45% of Corken's 1997 net sales were to customers outside the United States. Corken, which was acquired by IDEX in 1991, is based in Oklahoma City, Oklahoma.

     Gast. Gast is one of the world's leading manufacturers of an extensive and versatile line of air-moving products, including vacuum pumps, air motors, vacuum generators, regenerative blowers and fractional horsepower compressors. Gast is headquartered in Benton Harbor, Michigan, with an assembly facility in England. Founded in 1921, Gast had 1997 net sales of approximately $105 million. Approximately 17% of Gast's 1997 net sales were to customers outside the United States. Management believes that Gast has a leading position with an estimated one-third U.S. market share in air motors, low and medium range vacuum pumps, and rotary and diaphragm fractional horsepower compressors.

     Micropump. Micropump is, according to management estimates, the leader in corrosion-resistant, magnetically-driven miniature pump technology with an estimated 40% U.S. market share. Micropump's products include pumps and fluid management systems for low-flow abrasive and corrosive applications such as inks, dyes, solvents, chemicals, petrochemicals, acids and chlorides. Micropump products are used in a variety of industries including chemical processing, laboratory, medical, printing, electronics, pulp and paper, water treatment and textiles. Approximately 45% of Micropump's 1997 net sales were to customers outside the United States. Micropump, which was acquired by IDEX in 1995, has its headquarters and principal manufacturing facility in Vancouver, Washington, and also conducts operations in England.

     Pulsafeeder. Management estimates that Pulsafeeder has approximately 40% of the U.S. market for metering pumps used in the process industries and water treatment markets. Pulsafeeder designs and markets a wide range of metering pumps, dispensing equipment and controllers. These products regulate precisely the flow of liquids in mixing, blending and injection applications. Primary markets served are water conditioning and wastewater treatment, chemical and hydrocarbon processing, food processing, chemical metering and institutional warewash. Pulsafeeder products are grouped into three categories: engineered pumps, standard pumps and electronic controls. Engineered pumps include positive displacement, hydraulically-actuated diaphragm pumps used in precise metering applications, as well as specialty pumps targeted at niche markets. Standard pumps include lower-priced metering pumps designed for water treatment and water conditioning applications. Electronic controls are of microprocessor-based design and are used to control the chemical composition of fluids being pumped. Pulsafeeder products are sold through an extensive distribution network, which includes company sales personnel, distributors and independent representatives, and an estimated 25% of its 1997 net sales were to customers outside the United States. Pulsafeeder, which was acquired by IDEX in 1992, is headquartered in Rochester, New York with an additional manufacturing facility in Punta Gorda, Florida, and has sales offices in Singapore and China.

     In December 1997, IDEX acquired Knight for a cash purchase price of approximately $38 million. The business will continue to operate as Knight, Inc., but administratively will function as part of Pulsafeeder. Knight is a leading manufacturer of pumps and dispensing equipment for the commercial dishwashing, industrial laundry and chemical metering markets, with 1997 net sales of approximately $25 million, of which approximately 50% were to customers outside the United States. In addition, Knight manufactures a variety of pumps and electronic controls for industrial applications. Management believes that Knight has a leading position worldwide in commercial dishwashing and liquid-laundry systems, with an estimated 35% U.S. market share. In addition to its headquarters and manufacturing facility in Costa Mesa, California, Knight has manufacturing locations in Georgia, Australia, Canada, England and the Netherlands.

     Viking Pump. Viking Pump is one of the world's largest manufacturers of positive displacement rotary gear pumps. Management believes that Viking pumps represent approximately 35% of the U.S. rotary gear pump market. Viking's other products include rotary lobe and metering pumps, speed reducers, flow dividers and basket-type line strainers. Viking pumps are used by numerous industries such as the chemical, petroleum, food, pulp and paper, machinery and construction industries. Sales of Viking pumps and replacement parts are made through approximately 100 independent distributors and directly to original equipment manufacturers. Approximately 35% of Viking's 1997 net sales were to customers outside the United States. In addition to its facilities in Cedar Falls, Iowa, Viking also maintains manufacturing facilities in England, Canada and Ireland, and has sales offices in the Netherlands, Singapore, Mexico, Canada and China. Viking operates two foundries in Cedar Falls, Iowa which supply a majority of Viking's castings requirements. In addition, these foundries sell a variety of castings to outside customers.

     Warren Rupp. Warren Rupp is a producer of air-operated and motor-driven double-diaphragm pumps. Management believes that Warren Rupp has approximately one-third of the U.S. market for air-operated double-diaphragm pumps. Blagdon Pump, the U.K.-based manufacturer of air-operated diaphragm pumps acquired by IDEX in April 1997, is operated as part of Warren Rupp. Warren Rupp's pumps are well suited for pumping liquids, slurries and solids in suspension. End-user markets include the paint, chemical, mining, construction, and automotive service industries. Warren Rupp pumps are sold through a network of independent distributors and directly to a small number of original equipment manufacturers. Sales to customers outside the United States represented approximately 50% of Warren Rupp's 1997 net sales. Warren Rupp is headquartered in Mansfield, Ohio, and has a distribution and assembly facility in Ireland and a sales office in Singapore. Blagdon Pump has a manufacturing facility in England to serve the European market and a sales office in Singapore.

ENGINEERED EQUIPMENT GROUP

     The Engineered Equipment Group designs, manufactures and sells proprietary equipment that may combine pumps or other devices into products for industrial, commercial and safety applications. The products and devices manufactured by these business units are used in a variety of industries and applications, including paints and coatings, fire and rescue, transportation equipment, non-electrical machinery, traffic sign and signal, and oil and refining. In 1997, the four business units comprising this Group -- Band-It, Fluid Management, Hale and Lubriquip -- accounted for 52% of the Company's net sales (42% on a pro forma basis). Approximately 52% of this Group's 1997 net sales were to customers outside the United States.

     Band-It. Band-It, headquartered in Denver, Colorado, is one of the world's largest manufacturers of stainless steel bands, buckles and preformed clamps and related installation tools. Its products include stainless steel bands and clamps for various municipal, commercial and industrial applications and road, traffic and commercial sign-mounting systems. Management believes that Band-It has approximately 50% of the U.S. market for quality stainless steel bands and buckles. Its clamps are used to secure hoses to nipples, devices to pipes and poles, signs to sign standards, fences to posts, insulation to pipes and for hundreds of other industrial clamping functions. Band-It also has developed an exclusive line of tools for installing its band, buckle and preformed clamps. Band-It's Signfix operating division, acquired by IDEX in 1993, is the leading U.K.-based manufacturer of sign-mounting devices and related equipment with an estimated 45% U.K. market share. Band-It markets its products domestically and internationally. It has manufacturing and distribution facilities in three locations in England, as well as in Germany and Singapore to serve the European and Far East markets. International sales accounted for approximately 60% of Band-It's 1997 net sales. Its products are sold through a worldwide network of over 4,500 distributors to a wide range of markets, including the transportation, commercial and governmental signage, utilities, mining, oil and gas, industrial maintenance, construction, communication and electronics industries.

     Fluid Management. Fluid Management is the world's leading manufacturer of dispensing and mixing equipment that precisely meters and mixes a wide variety of liquids including paints, colorants, inks, dyes and other liquids and pastes. Management believes Fluid Management has a 50% worldwide share in its niche market. Its products can be found in local paint and building supply stores, paint plants, vehicle manufacturing facilities and other locations where fluids are dispensed and mixed in precise volumes. Fluid Management, which was acquired by IDEX in 1996, has manufacturing facilities in Wheeling, Illinois, the Netherlands and Australia, with sales and distribution facilities worldwide. Approximately 55% of its 1997 net sales were to customers outside the United States.

     Hale. Hale, acquired by IDEX in 1994, is the world's leading manufacturer of truck-mounted fire-fighting pumps and also manufactures a wide range of portable, mobile and freestanding pump units. In addition, Hale is the world's leading manufacturer of rescue tool systems with the Hurst Jaws of Life(R) and Lukas(R) rescue systems. Lukas, headquartered in Germany, was acquired by IDEX in 1995. Hale is estimated to have a worldwide market share for truck-mounted fire-fighting pumps and rescue systems in excess of 50%. Sales of Hale's truck-mounted fire-fighting pumps are made directly to manufacturers of fire trucks, while portable pumps and rescue tools are generally sold through independent distributors. Approximately 55% of Hale's 1997 net sales were to customers outside the United States. Hale has its headquarters and a manufacturing facility in Conshohocken, Pennsylvania. It also has production facilities in North Carolina, Tennessee, England and Germany and service and distribution centers in Germany and Singapore.

     Lubriquip. Lubriquip is, according to management estimates, the largest U.S. manufacturer of centralized oil and grease lubrication systems and force-feed lubricators, with approximately one-third of the U.S. market for its type of products. Lubriquip's lubrication system components include pumps and pump packages for pneumatic, mechanical, electric and hydraulic operations, metering devices, electronic controllers, monitors and timers, and accessories. These systems are sold through a variety of sales channels, including independent distributors, to a wide range of industrial markets including machine tools (both automotive and general purpose), chemical processing, construction equipment, food processing machinery, engine and compressor, railroad, and over-the-road truck industries. Lubriquip's products are available worldwide through over 100 independent distributors, with international sales representing approximately 20% of its 1997 net sales. Lubriquip, headquartered in Warrensville Heights, Ohio, also has manufacturing plants in Pennsylvania and Wisconsin and has sales offices in Belgium and Singapore.

DISCONTINUED OPERATIONS

     In December 1997, the Company announced its intention to divest its Strippit and Vibratech businesses because management concluded that they no longer fit the profile of the Company's other business units or its acquisition strategy. These two business units generated 1997 net sales and EBIT of approximately $84 million and $9 million, respectively. Strippit, which produces computer-controlled turret punch presses, laser cutting machinery and related tooling used in metal fabrication, and Vibratech, which makes engineered motion-damping products used in diesel and motor sport engines, rail cars, off-road vehicles and other applications, both serve higher-ticket capital goods markets that tend to be more cyclical than the markets served by IDEX's other businesses. IDEX anticipates that these divestitures will allow resources formerly allocated to Strippit and Vibratech to be used by IDEX for development of positions in areas more consistent with its present strategy. Strippit and Vibratech have been treated as discontinued operations in the Company's 1997 Consolidated Financial Statements.

COMPETITORS

     The Company's businesses are highly competitive in most product lines. Generally, all of the Company's businesses compete on the basis of performance, quality, service and price.

     Principal competitors of the businesses in the Pump Products Group are the Blackmer division of Dover Corporation (with respect to rotary gear pumps and pumps and small horsepower compressors used in liquefied petroleum gas distribution facilities); Milton Roy, a unit of Sundstrand Corporation (with respect to metering pumps and controls); Roper Industries (with respect to rotary gear pumps); Wilden Pump and Engineering Co. (with respect to air-operated double-diaphragm pumps); Tuthill Corporation (with respect to rotary gear pumps); and Thomas Industries (with respect to vacuum pumps and compressors).

     The principal competitors of the Engineered Equipment Group are the Waterous Company, a subsidiary of American Cast Iron Pipe Company (with respect to truck-mounted fire-fighting pumps); Corob North America (with respect to dispensing and mixing equipment for the paint industry); A.J. Gerrard (with respect to stainless steel bands, buckles and tools); and Lincoln, a unit of Pentair Corporation (with respect to centralized lubrication systems).

EMPLOYEES

     At December 31, 1997, IDEX had approximately 3,800 employees (approximately 4,000 on a pro forma basis), of which approximately 500 were employed by the Company's discontinued operations. On a pro forma basis approximately 16% were represented by labor unions with various contracts expiring through December 2000. Management believes that the Company's relationship with its employees is good. The Company has historically been able to satisfactorily renegotiate its collective bargaining agreements with its last work stoppage in March 1993.

SUPPLIERS

     IDEX manufactures many of the parts and components used in its products. Substantially all materials, parts and components purchased by IDEX are available from multiple sources.

INVENTORY AND BACKLOG

     Backlogs do not have material significance in either of the Company's business segments. The Company regularly and systematically adjusts production schedules and quantities based on the flow of incoming orders. Backlogs are therefore typically limited to approximately 1 to 1 1/2 months' sales. While total inventory levels may also be affected by changes in orders, the Company generally tries to maintain relatively stable inventory levels based on its assessment of the requirements of the various industries served.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, their ages as of January 15, 1998, years of service and their positions with the Company are as follows:

                                             YEARS OF
                NAME                   AGE  SERVICE(1)                      POSITION
                ----                   ---  ----------                      --------
Donald N. Boyce......................   59      28        Chairman of the Board and Chief Executive
                                                          Officer
Frank J. Hansen......................   56      22        President, Chief Operating Officer and
                                                          Director
Wayne P. Sayatovic...................   51      25        Senior Vice President--Finance, Chief
                                                          Financial Officer and Secretary
Jerry N. Derck.......................   51      5         Vice President--Human Resources
David T. Windmuller..................   40      17        Vice President--Operations
James R. Fluharty....................   54      7         Vice President--Corporate Marketing and
                                                          President, Fluid Management
P. Peter Merkel, Jr..................   64      25        Vice President--Group Executive and
                                                          President, Band-It
Dennis L. Metcalf....................   50      24        Vice President--Corporate Development
Wade H. Roberts, Jr..................   51      7         Vice President--Group Executive and
                                                          President, Hale
Rodney L. Usher......................   52      17        Vice President--Group Executive and
                                                          President, Pulsafeeder
Clinton L. Kooman....................   54      33        Controller
Douglas C. Lennox....................   45      18        Treasurer
Richard E. Heath.....................   67      9         Director
Henry R. Kravis......................   54      10        Director
William H. Luers.....................   68      9         Director
Paul E. Raether......................   51      10        Director
Clifton S. Robbins...................   39      10        Director
George R. Roberts....................   54      10        Director
Neil A. Springer.....................   59      8         Director
Michael T. Tokarz....................   48      10        Director

(1) The years of service for executive officers include the period prior to acquisition by IDEX or with IDEX's predecessor company.

     Mr. Boyce was elected Chairman of the Board, President and Chief Executive Officer of the Company on January 22, 1988, the date of the Company's acquisition of its six original operating subsidiaries from Houdaille Industries, Inc. On January 1, 1998, Mr. Hansen assumed the title of President from Mr. Boyce with Mr. Boyce continuing as Chairman of the Board and Chief Executive Officer. Mr. Boyce is a director of United Dominion Industries Ltd. and Metromail Corporation.

     Mr. Hansen has served as President, Chief Operating Officer and Director of the Company since January 1998. Previously, he served as Senior Vice President--Operations and Chief Operating Officer from August 1994 to December 1997. Mr. Hansen was Vice President--Group Executive of the Company from January 1993 to July 1994. From 1989 to July 1994, Mr. Hansen was President of Viking Pump. Mr. Hansen is a director of Gardner Denver Machinery, Inc.

     Mr. Sayatovic has been Senior Vice President--Finance, Chief Financial Officer and Secretary of the Company since August 1994. Mr. Sayatovic was Vice President--Finance, Chief Financial Officer and Secretary from January 1992 to July 1994, and he was Vice President, Treasurer and Secretary from January 1988 to December 1991.

     Mr. Derck has been Vice President--Human Resources of the Company since November 1992.

     Mr. Windmuller has served as Vice President--Operations of the Company since January 1998. Previously, Mr. Windmuller was President of Fluid Management from January 1997 to December 1997. From July 1994 to December 1996, Mr. Windmuller served as President of Viking Pump, and from May 1993 to June 1994 as Executive Vice President of Viking Pump. Mr. Windmuller served as Vice President--Engineering of Viking Pump from November 1991 to April 1993.

     Mr. Fluharty has served as Vice President--Corporate Marketing of the Company since March 1997 and as President of Fluid Management since January 1998. From April 1996 to February 1997, Mr. Fluharty was President of Micropump. Previously, Mr. Fluharty served as President of John Crane North America from May 1993 to March 1996, as Executive Vice President of Viking Pump from May 1992 to April 1993, and Vice President-Marketing of Viking Pump from 1988 to April 1992.

     Mr. Merkel has been Vice President--Group Executive of the Company since October 1995 and Chairman of Band-It since January 1998. He was President of Band-It from March 1978 to December 1997.

     Mr. Metcalf has served as Vice President--Corporate Development of the Company since March 1997. Mr. Metcalf was Director of Business Development of the Company from March 1991 to February 1997.

     Mr. Wade Roberts has been Vice President--Group Executive of the Company since January 1993 and President of Hale since May 1994. Mr. Roberts served as President of Strippit from September 1990 to April 1994.

     Mr. Usher has been Vice President--Group Executive of the Company since August 1997 and President of Pulsafeeder since August 1994. From 1986 to July 1994, Mr. Usher served as President of Warren Rupp.

     Mr. Kooman has been Controller of the Company since November 1995. Mr. Kooman served as Assistant Controller of Manufacturing Accounting from January 1988 to October 1995.

     Mr. Lennox has served as Treasurer of the Company since November 1995. From April 1991 to October 1995, Mr. Lennox was Vice President--Controller of Lubriquip. Mr. Lennox was Assistant Controller of Financial Accounting from January 1988 to March 1991.

     Mr. Heath has been a director of the Company since June 1989. Mr. Heath has been a senior partner of the law firm Hodgson, Russ, Andrews, Woods & Goodyear since prior to 1993.

     Mr. Kravis has been a director of the Company since January 1988. Mr. Kravis has been a managing member of the limited liability company which acts as the general partner of Kohlberg Kravis Roberts & Co. ("KKR") since January 1996. Mr. Kravis is a general partner of KKR Associates and was a general partner of KKR from its organization in 1976 to December 1995. Mr. Kravis is a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, KinderCare Learning Centers, Inc., Merit Behavioral Care Corporation, Newsquest Capital, PLC, Owens-Illinois, Inc., Owens-Illinois Group, Inc., Primedia, Inc., Safeway, Inc., Sotheby's Holding, Inc., The Gillette Company, Union Texas Petroleum Holdings, Inc., and World Color Press, Inc.

     Mr. Luers has been a director of the Company since June 1989. Mr. Luers has been President of the Metropolitan Museum of Art in New York, New York since prior to 1993. Formerly, he served as Ambassador to Czechoslovakia and Venezuela. Mr. Luers has written extensively for newspapers and magazines on the former Soviet Union and Eastern Europe, on East/West relations and on Latin America. He serves on the boards of The Scudder Brazil Fund, Inc., The Scudder New Europe Fund, Inc., The Scudder Global/International Funds, Inc. and Wickes Lumber Co.

     Mr. Raether has been a director of the Company since January 1988. Mr. Raether has been a member of the limited liability company which acts as the general partner of KKR since January 1996. Mr. Raether has been a general partner of KKR Associates since prior to 1993 and was a general partner of KKR from prior to 1993 to December 1995. Mr. Raether is a director of Bruno's, Inc.

     Mr. Robbins has been a director of the Company since September 1987. Mr. Robbins has been a member of the limited liability company which acts as the general partner of KKR since January 1996. He has been a general partner of KKR Associates since December 1994 and was a general partner of KKR from December 1994 to December 1995. From prior to 1993 to December 1994 he was an executive of KKR and a limited partner of KKR Associates. Mr. Robbins is a director of AEP Industries, Inc., Borden, Inc., Borden Chemicals & Plastics, L.P., KinderCare Learning Centers, Inc., and Newsquest Capital, PLC.

     Mr. George Roberts has been a director of the Company since January 1988. Mr. Roberts has been a managing member of the limited liability company which acts as the general partner of KKR since January 1996. He was a general partner of KKR from its organization in 1976 to December 1995. Mr. Roberts is a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., Bruno's Inc., Evenflo & Spalding Holdings Corporation, KinderCare Learning Centers, Inc., Merit Behavioral Care Corporation, Owens-Illinois, Inc., Owens-Illinois Group, Inc., Primedia, Inc., Safeway, Inc., Union Texas Petroleum Holdings, Inc., and World Color Press, Inc. Mr. Roberts and Mr. Kravis are first cousins.

     Mr. Springer has been a director of the Company since February 1990. Mr. Springer has been Managing Director of Springer Souder & Associates, L.L.C. since June 1994. From September 1992 to May 1994 he was Senior Vice President of Slayton International, Inc. and from August 1991 to August 1992 he was President-Central Region of Alexander Proudfoot Company. Mr. Springer is a director of CUNA Mutual Insurance Group, Dorsey Trailer, Inc., and Freightways Corporation.

     Mr. Tokarz has been a director of the Company since September 1987. Mr. Tokarz has been a member of the limited liability company which acts as the general partner of KKR since January 1996. He has been a general partner of KKR Associates since January 1993 and was a general partner of KKR from January 1993 to December 1995. From prior to 1993 he was an executive of KKR and a limited partner of KKR Associates. Mr. Tokarz is a director of Evenflo & Spalding Holdings Corporation, Primedia, Inc., Safeway, Inc., and Walter Industries, Inc.

                        DESCRIPTION OF CREDIT FACILITIES

     In July 1996, the Company entered into a multicurrency, amended and restated revolving credit facility with Bank of America National Trust and Savings Association (the "Bank Agent"), in its individual capacity and as agent for the other banks named therein (the "U.S. Credit Facility"), which currently provides for a maximum availability of $250 million. The maximum availability under the U.S. Credit Facility declines in stages commencing July 1, 1999, and will be $200 million at July 1, 2000. Any amount outstanding at July 1, 2001 will become due and payable at that date. At December 31, 1997, $132.5 million was outstanding, which includes a Netherlands guilder borrowing of NGL 82.0 million ($40.5 million) which provides an economic hedge against the net investment in Fluid Management's Netherlands operation. At December 31, 1997, interest on outstanding borrowings is payable quarterly at a rate based on the Bank Agent's reference rate or, at the Company's election, at a rate based on LIBOR plus 25 basis points per annum. The weighted average interest rate on outstanding borrowings under the U.S. Credit Facility was 5.75% per annum at December 31, 1997. In addition, a facility fee equal to 15 basis points per annum is payable quarterly on the entire $250 million available under the U.S. Credit Facility. On January 20, 1998 and February 6, 1998, the Company amended the U.S. Credit Facility in order to: (i) permit the issuance of the Notes offered hereby, (ii) terminate the subsidiary guarantees and the pledge of the stock and intercompany notes of such subsidiaries in favor of the banks under the U.S. Credit Facility, and (iii) permit the redemption of the Senior Subordinated Notes.

     In September 1996, the Company entered into a $10 million demand line of credit with the Bank Agent (the "Short-Term Facility"), which the Company renewed in June 1997, for short-term borrowing requirements. To complete the Gast acquisition in January 1998, IDEX and the Bank Agent amended the Short-Term Facility to provide for a temporary increase to $50 million for up to 60 days, after which time the maximum line of credit returns to $10 million. Approximately $30 million of the line of credit was used by the Company to fund the Gast acquisition, and at December 31, 1997 there was $5 million of availability under the Short-Term Facility. Interest under the Short-Term Facility is payable at the Bank Agent's reference rate, or at an optional rate based on the Bank Agent's cost of funds and the interest rate at December 31, 1997 was 6.375% per annum.

     Lukas, a German subsidiary of the Company, is the borrower under a credit agreement (the "German Facility"), with respect to which IDEX is the guarantor. In May 1997, Lukas negotiated an amendment to the German Facility, improving the interest rate structure and eliminating certain reductions in availability. At December 31, 1997, the maximum amount available under the German Facility was DM
52.5 million ($29.2 million), of which DM 52.0 million ($28.9 million) was outstanding. The borrowings provide an economic hedge against the net investment in the Lukas operation. The availability under the German Facility declines in stages commencing November 1, 1999, to DM 31.3 million at November 1, 2000. Any amount outstanding at November 1, 2001 becomes due and payable at that date. Interest is payable quarterly on the outstanding balance at LIBOR plus an applicable margin, which was 62.5 basis points at December 31, 1997.

     The U.S. Credit Facility contains certain covenants binding on the Company and its subsidiaries, including without limitation, restrictions and limitations relating to the incurrence of liens, paying cash dividends, repaying any subordinated indebtedness, disposition of assets, consolidation and mergers, loans and investments, transactions with affiliates, incurrence of indebtedness and contingent obligations, changes in business, accounting changes, sale-leasebacks, entry into negative pledges and subsidiary payments restrictions, and foreign operations. The U.S. Credit Facility also contains certain financial covenants, including, without limitation, a minimum fixed charge coverage ratio, a maximum leverage ratio and a maximum funded debt to EBITDA ratio.

                              DESCRIPTION OF NOTES


     The following description of the particular terms of the Notes offered hereby (referred to elsewhere in the accompanying Prospectus as the "Debt Securities") supplements the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Reference should be made to the accompanying Prospectus and the Indenture under which the Notes will be issued for the definitions of certain capitalized terms used herein. The Notes will be issued under an Indenture dated as of February 23, 1998 (the "Indenture") between the Company and Norwest Bank Minnesota, National Association, as Trustee.


GENERAL


     References to the "Company" in this section, unless the context indicates otherwise, are to IDEX Corporation and its Subsidiaries. The Notes will mature on February 15, 2008, and will be limited to $150,000,000 aggregate principal amount. Each Note will bear interest at the rate per annum stated on the cover page hereof from the date of issuance or from the most recent interest payment date to which interest has been paid, payable semi-annually on February 15 and August 15 of each year (each such date being referred to herein as an "Interest Payment Date"), commencing August 15, 1998, to the person in whose name a Note is registered at the close of business on February 1 or August 1, as the case may be, next preceding such Interest Payment Dates. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.


     The Notes will be unsecured and will be pari passu with all other unsecured and unsubordinated indebtedness of the Company. However, because the Company is a holding company which conducts substantially all of its operations through subsidiaries, the right of the Company, and hence the right of creditors of the Company (including the holders of the Notes), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

     The Indenture provision described under "Description of Debt
Securities -- Defeasance of Debt Securities and Certain Covenants in Certain Circumstances" in the accompanying Prospectus will be applicable to the Notes. The Indenture does not contain any covenants or other provisions applicable to the Notes which might afford beneficial owners of Notes protection in the event of a recapitalization or highly leveraged transaction, change in credit quality of the Company or other similar occurrence.

     The Notes will not be entitled to any sinking fund.

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at a redemption price equal to the sum of
(i) the principal amount of the Notes being redeemed and accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (the "Redemption Price").

     If the notice of redemption has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes from and after the redemption date will be to receive payment of the Redemption Price upon surrender of such Notes in accordance with such notice.

     Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

     If less than all the Notes are to be redeemed at the option of the Company, the Company will notify the Trustee at least 45 days prior to giving notice of redemption (or such shorter period as may be satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it may deem fair and appropriate, Notes to be redeemed in whole or in part.

As used herein:

     "Make-Whole Amount" means, in connection with any optional redemption of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third business day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption over (ii) the aggregate principal amount of the Notes being redeemed.

     "Reinvestment Rate" means the yield on treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, and rounded to the nearest month) to Stated Maturity of the principal being redeemed (the "Treasury Yield"), plus .25%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release under the heading "Week Ending" for "U.S. Government
Securities -- Treasury Constant Maturities" with a maturity equal to such remaining life; provided, that if no published maturity exactly corresponds to such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight line basis from the arithmetic mean of the yields for the next shortest and/or next longest published maturities, as applicable, rounding each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Company.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yield on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by The Depository Trust Company (the "Depositary") to settle in immediately available funds.

GLOBAL NOTES

     The Company has established a depositary arrangement with the Depositary with respect to the Notes, the terms of which are summarized below.


     Upon issuance, all Notes will be represented by Global Notes. The Global Notes representing the Notes will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary. No Global Notes may be transferred except as a whole by the Depositary to a nominee of such Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or such nominee to a successor of the Depositary or a nominee of such successor.

     So long as the Depositary or its nominee is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be the sole Holder of the Notes represented thereby for all purposes under the Indenture. Except as otherwise provided in this section, the Beneficial Owners (as defined below) of the Global Notes representing the Notes will not be entitled to receive physical delivery of certificated Notes and will not be considered the holders thereof for any purpose under the Indenture, and no Global Note representing the Notes shall be exchangeable or transferable. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant, on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a Holder under such Global Note or the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note representing the Notes.

     The Global Notes representing the Notes will be exchangeable for certificated Notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes, (ii) the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) the Company in its sole discretion determines that the Global Notes shall be exchangeable for certificated Notes or (iv) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Notes. Upon any such exchange, the certificated Notes shall be registered in the names of the Beneficial Owners of the Global Notes representing the Notes, which names shall be provided by the Depositary's relevant Participants (as identified by the Depositary) to the Trustee.

     The following is based on information furnished by the Depositary:

          The Depositary will act as securities depository for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). Fully registered Global Notes will be issued for the Notes, in the aggregate principal amount of such issue, and will be deposited with the Depositary.

          The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes to Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary ("Direct Participants") include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission (the "Commission").

          Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note represented by a Global Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Notes representing the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of the

     Global Notes representing the Notes will not receive certificated Notes representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued.

          To facilitate subsequent transfers, all Global Notes representing the Notes which are deposited with, or on behalf of, the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of Global Notes with, or on behalf of, the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Notes representing the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Notes representing the Notes. Under its usual procedure, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

          Principal, premium, if any, and/or interest, if any, payments on the Global Notes representing the Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

          The Depositary may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated Notes are required to be printed and delivered.

          The Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depositary). In that event, certificated Notes will be printed and delivered.

     The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Company believes to be reliable, but the Company assumes no responsibility for the accuracy thereof.

     A further description of the Depositary's procedures with respect to the Global Notes representing the Notes is set forth in the accompanying Prospectus under "Transfer and Exchange -- Global Debt Securities and Book-Entry System."

CERTAIN COVENANTS

     Under the Indenture, the Company has agreed that it will not engage in certain transactions, as described below.


     Limitation on Secured Debt. The Company will not, nor will it permit its Subsidiaries to, create or incur any Secured Debt without in either case effectively providing that the Notes (together with, if the Company shall so determine, any other Debt of or guaranteed by the Company ranking equally with the Notes) shall be secured equally and ratably with (or, at the option of the Company, prior to) such Secured Debt, with certain stated exceptions. These exceptions permit (a) Secured Debt (i) in respect of Liens on property existing at the time such property is acquired by the Company or a Subsidiary, (ii) in respect of Liens created upon or within 120 days following the acquisition or construction of property (including any improvements to existing property) to secure the payment of all or part of the purchase price thereof, or (iii) incurred by the Company or a Subsidiary prior to, at the time of or within 120 days following the acquisition of property which is or becomes subject to a Lien related to such acquisition, which Secured Debt is incurred for the purpose of financing all or part of the purchase price thereof, provided that no such Lien applies to any property theretofore owned by the Company or a Subsidiary (including property transferred by the Company to any Subsidiary of the Company in contemplation of or in connection with the creation of such Lien) or to any property of the Company or a Subsidiary other than the property so acquired (other than, in the case of construction or improvement, any theretofore unimproved real property or portion thereof on which the property so constructed, or the improvement, is located); (b) Secured Debt in respect of Liens on property of a Person (i) existing at the time such Person is merged into or consolidated with the Company or a Subsidiary or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to the Company or a Subsidiary, (ii) resulting from such merger, consolidation, sale, lease or disposition by virtue of any Lien on property granted by the Company or a Subsidiary prior to such merger, consolidation, sale, lease or disposition (and not in contemplation thereof or in connection therewith) which applies to after-acquired property of the Company or a Subsidiary or (iii) resulting from such merger, consolidation, sale, lease or disposition pursuant to a Lien or contractual provision granted or entered into by such Person prior to such merger, consolidation, sale, lease or disposition (and not at the request of the Company); provided, however, that any such Lien referred to in clause (i) shall not apply to any property of the Company or a Subsidiary other than the property subject thereto at the time such Person or properties were acquired and any such Lien referred to in clause (ii) or (iii) shall not apply to any property of the Company or a Subsidiary other than the property so acquired; (c) Liens existing at the date of the Indenture;
(d) Liens in favor of a government or governmental entity to secure partial progress, advance or other payments, or other obligations, pursuant to any contract or statute or to secure any Debt incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject thereto (including, without limitation, Liens incurred in connection with pollution control, industrial revenue, private activity bond or similar financing); (e) Liens arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulation, which Lien is required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege, franchise, license or permit; (f) Liens for taxes, assessments or governmental charges or levies not yet delinquent or governmental charges or levies already delinquent, the validity of which charge or levy is being contested in good faith and for which any reserves required in accordance with generally accepted accounting principles have been established; (g) Liens (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and, in the case of judgment liens, execution thereon is stayed and for which any reserves required in accordance with generally accepted accounting principles have been established; and (h) Secured Debt secured by any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in the foregoing clauses (a) to (g), inclusive (provided that the principal amount of Secured Debt secured thereby does not exceed the principal amount of such Secured Debt immediately prior to such extension, renewal or replacement and that any Lien created in connection therewith is limited to all or part of the property (plus improvements to such property) which secured the Secured Debt so extended, renewed or replaced).

     The foregoing restrictions do not apply if, immediately after the incurrence of such Secured Debt (giving effect to the application of the proceeds therefrom), the aggregate principal amount of Secured Debt (other than Secured Debt described in clauses (a) to (h), inclusive, of the immediately preceding paragraph), plus the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions the proceeds of which are or will be applied as described in clauses (a) to (e), inclusive, under "Limitation on Sale and Leaseback Transactions" below), would not exceed 10% of Consolidated Capitalization.


     Limitation on Sale and Leaseback Transactions. The Company will not, nor will it permit its Subsidiaries to, enter into any Sale and Leaseback Transaction unless immediately after the completion of such Sale and Leaseback Transaction (giving effect to the application of the proceeds therefrom), the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions described in clauses
(a) to (e), inclusive, of the immediately succeeding paragraph), plus the aggregate principal amount of Secured Debt (other than Secured Debt described in clauses (a) to (h), inclusive, under "Limitation on Secured Debt" above), would not exceed 10% of Consolidated Capitalization.


     The foregoing restrictions do not apply to, and there shall be excluded in computing the aggregate amount of Capitalized Rent for the purpose of such restrictions, the following Sale and Leaseback Transactions: (a) any Sale and Leaseback Transaction entered into to finance the payment of all or any part of the purchase price of property acquired or constructed by the Company or a Subsidiary (including any improvements to existing property) or entered into prior to, at the time of or within 120 days after the acquisition or construction of such property, which Sale and Leaseback Transaction is entered into for the purpose of financing all or part of the purchase or construction price thereof; provided, however, that in the case of any such acquisition, such Sale and Leaseback Transaction shall not involve any property transferred by the Company to a Subsidiary in contemplation of or in connection with such Sale and Leaseback Transaction or involve any property of the Company or a Subsidiary other than the property so acquired (other than, in the case of construction or improvement, any theretofore unimproved real property or portion thereof on which the property so constructed, or the improvement, is located); (b) any Sale and Leaseback Transaction involving property of a Person existing at the time such Person is merged into or consolidated with the Company or a Subsidiary or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to the Company or a Subsidiary;
(c) any Sale and Leaseback Transaction in which the lessor is a government or governmental entity and which Sale and Leaseback Transaction is entered into to secure partial progress, advance or other payments, or other obligations, pursuant to any contract or statute or to secure any Debt incurred for the purpose of financing all or any part of the cost of constructing or improving the property subject to such Sale and Leaseback Transaction (including, without limitation, Sale and Leaseback Transactions incurred in connection with pollution control, industrial revenue, private activity bond or similar financing); (d) any Sale and Leaseback Transaction involving the extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of a lease pursuant to a Sale and Leaseback Transaction referred to in the foregoing clauses (a) to (c), inclusive; provided, however, that such lease extension, renewal or replacement shall be limited to all or any part of the same property leased under the lease so extended, renewed or replaced (plus improvements to such property); and (e) any Sale and Leaseback Transaction the net proceeds of which are at least equal to the fair value (as determined by the Board of Directors of the Company) of the property leased pursuant to such Sale and Leaseback Transaction, so long as within 120 days of the effective date of such Sale and Leaseback Transaction, the Company or the Subsidiary applies (or irrevocably commits to an escrow account for the purpose or purposes hereinafter mentioned) an amount equal to the net proceeds of such Sale and Leaseback Transaction to either (x) the purchase of other property having a fair value at least equal to the fair value of the property leased in such Sale and Leaseback Transaction and having a similar utility and function, or (y) the retirement or repayment (other than any mandatory retirement or repayment at maturity) of (i) the Notes, (ii) other Funded Debt of the Company which ranks prior to or on a parity with the Notes or (iii) indebtedness of any Subsidiary maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such indebtedness is included in current liabilities) or preferred stock of any Subsidiary (other than any such indebtedness owed to or preferred stock owned by the Company or any

Subsidiary); provided, however, that in lieu of applying an amount equivalent to all or any part of such net proceeds to such retirement or repayment (or committing such an amount to an escrow account for such purpose), the Company or the Subsidiary may deliver to the Trustee Outstanding Notes and thereby reduce the amount to be applied pursuant to (y) of this clause (e) by an amount equivalent to the aggregate principal amount of the Notes so delivered.

CERTAIN DEFINITIONS

     "Capital Stock" means and includes any and all shares, interests, participations or other equivalents (however designated) of ownership in a corporation or other Person.


     "Capitalization" means with respect to a Person the total of (a) Funded Debt, (b) the par value or, in the case of Capital Stock with no par value, a value stated on the books, of all outstanding shares of Capital Stock, (c) the paid-in surplus and retained earnings (or minus the net surplus deficit, as the case may be), (d) deferred taxes and deferred investment tax credits, (e) Capitalized Rent and (f) minority interests in subsidiaries of such Person.


     "Capitalized Rent" means the present value (discounted semi-annually at a discount rate equal to the weighted average rate of interest borne by the Notes then Outstanding) of the total net amount of rent payable for the remaining term of any lease of property by the Company (including any period for which such lease has been extended); provided, however, that no such rental obligation shall be deemed to be Capitalized Rent unless the lease resulted from a Sale and Leaseback Transaction. The total net amount of rent payable under any lease for any period shall be the total amount of the rent payable by the lessee with respect to such period but shall not include amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates, sewer rates and similar charges.

     "Consolidated Capitalization" means the Capitalization of the Company and its Subsidiaries determined on a consolidated basis at the end of the Company's then most recently reported fiscal year or quarter, as the case may be.

     "Debt" means with respect to a Person all obligations of such Person for borrowed money and all such obligations of any other Person for borrowed money guaranteed by such Person.

     "Funded Debt" means any Debt maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such Debt is included in current liabilities).

     "Lien" means any mortgage, pledge, security interest, lien, charge or other encumbrance.


     "Outstanding" means, subject to certain exceptions, all Notes issued under the Indenture, except those theretofore canceled by the Trustee or delivered to it for cancellation, defeased in accordance with the Indenture, paid in full or in respect of which substitute Notes have been authenticated and delivered by the Trustee.



     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.


     "Property" means any directly-held interest of a Person in any kind of property or asset, whether real, personal or mixed and whether tangible or intangible, and includes Capital Stock of a subsidiary or other Person.

     "Sale and Leaseback Transaction" means any arrangement with any Person other than a Tax Consolidated Subsidiary providing for the leasing (as lessee) by the Company of any property (except for temporary leases for a term, including any renewal thereof, of not more than three years (provided that any such temporary lease may be for a term of up to five years if (a) the Board of Directors of the Company reasonably finds such term to be in the best interest of the Company and (b) the primary purpose of the transaction of which such lease is a part is not to provide funds to or financing for the Company)), which property has been or is to be sold or transferred by the Company (i) to any subsidiary of the Company in contemplation of or in connection with such arrangement or (ii) to such other Person.

     "Secured Debt" means Debt of the Company or any Subsidiary secured by any Lien on property (including Capital Stock or indebtedness of Subsidiaries of the Company) owned by the Company or any Subsidiary.

     "Subsidiary" means a Person which is consolidated with the Company in accordance with generally accepted accounting principles.

     "Tax Consolidated Subsidiary" means a subsidiary of the Company with which, at the time a Sale and Leaseback Transaction is entered into by the Company, the Company would be entitled to file a consolidated federal income tax return.

EVENTS OF DEFAULT


     The following will be Events of Default under the Indenture with respect to the Notes: (a) default in the payment of any interest on any Note when it becomes due and payable, and continuance of such default for a period of 30 days (unless the entire amount of such payment is deposited by the Company with the Trustee or with a paying agent prior to the expiration of such period of 30 days); (b) default in the payment of principal of or premium, if any, on any Note when due and payable; (c) default in the performance or breach of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty that has been included in the Indenture solely for the benefit of a series of Debt Securities other than the Notes), which default continues uncured for a period of 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of not less than 25% in principal amount of the outstanding Notes as provided in the Indenture; (d) certain events of bankruptcy, insolvency or reorganization with respect to the Company; or (e)
(i) a default occurs under any instrument under which there is outstanding, or by which there may be secured or evidenced, any indebtedness of the Company for money borrowed by the Company (other than non-recourse indebtedness) which results in acceleration of, or non-payment at maturity (after giving effect to any applicable grace period) of, such indebtedness in an amount exceeding the greater of $15,000,000 or 2% of Consolidated Capitalization, in which case the Company shall immediately give notice to the Trustee of such acceleration or non-payment and (ii) there shall have been a failure to cure such default or to discharge such defaulted indebtedness within ten days after notice thereof to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then Outstanding; provided, however, that no such Event of Default described in this clause (e) shall exist as long as the Company is contesting any such default or acceleration in good faith and by appropriate proceedings. No Event of Default with respect to the Notes (except as to certain events of bankruptcy, insolvency or reorganization with respect to the Company) necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Indenture
Section 6.1). The occurrence of an Event of Default may constitute an event of default under the Company's bank credit agreements in existence from time to time. In addition, the occurrence of certain Events of Default or an acceleration under the Indenture may constitute an event of default under certain other indebtedness of the Company outstanding from time to time.



     If an Event of Default with respect to the Notes occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the outstanding Notes may, by a notice in writing to the Company (and to the Trustee if given by the Holders), declare to be due and payable immediately the principal amount of and accrued and unpaid interest, if any, on all Notes. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal amount (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of outstanding Notes. At any time after a declaration of acceleration with respect to the Notes has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of 25% in principal amount of the outstanding Notes may rescind and annul such declaration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all overdue interest, if any, on the Notes, (ii) the principal of any Note which has become due otherwise than by such declaration of acceleration and interest thereon,
(iii) interest upon any overdue principal and overdue interest, and (iv) all sums paid or advanced by the Trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and (b) all Events of Default, other than the non-payment of accelerated principal, with respect to the Notes have been cured or waived as provided in the Indenture. (Indenture Section 6.2) For information as to waiver of defaults see the discussion set forth below under "-- Modification and Waiver."


     The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of outstanding Notes, unless the Trustee receives indemnity satisfactory to it against any loss, liability or expense. (Indenture Section 7.1(e)) Subject to certain rights of the Trustee, the Holders of 25% in principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes. (Indenture Section 6.12)

     No Holder of any Note will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy under the Indenture, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes and unless also the Holders of not less than 25% in principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of 25% in principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Indenture Section 6.7) Notwithstanding the foregoing, the Holder of any Note will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such Note on or after the due dates expressed in such Note and to institute suit for the enforcement of any such payment. (Indenture Section 6.8)

     The Indenture requires the Company, within 90 days after the end of each of its fiscal years, to furnish to the Trustee a statement as to compliance with the Indenture. (Indenture Section 4.3) The Indenture provides that the Trustee may withhold notice to the Holders of the Notes of any Default or Event of Default (except in payment on any Notes) with respect to the Notes if it in good faith determines that withholding such notice is in the interest of the Holders of such Notes. (Indenture Section 7.5)

CONSOLIDATION, MERGER AND SALE OF ASSETS


     The Company may not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless (i) any successor or purchaser is a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on Outstanding Notes under a supplemental indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if properties or assets of the Company become subject to a mortgage not permitted by the Indenture, the Company or such successor Person, as the case may be, takes such steps as shall be necessary effectively to secure the Notes equally and ratably with (or prior to) all indebtedness secured thereby, and (iv) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating compliance with these provisions.


MODIFICATION AND WAIVER


     The Indenture provides that modifications to, and amendments of, the Indenture or any of the Notes issued thereunder may be made by the Company and the Trustee without the consent of the Holders for the following purposes: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with Article V (which governs the Company's ability to merge or consolidate with, and to be replaced by, a successor corporation); (iii) to provide for uncertificated Notes in addition to or in place of certificated Notes; (iv) to make any change that does not adversely affect the rights of any Holder; (v) to provide for the issuance of and establish the form and terms and conditions of the Notes as permitted by the Indenture;
(vi) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Notes and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trusteee; or (vii) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. (Indenture Section 9.1)


     Other modifications to, and amendments of, the Indenture or any of the Notes issued thereunder may be made by the Company and the Trustee with the consent of the Holders of at least a majority in principal amount of the outstanding Notes to such modifications or amendments; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby: (a) change the amount of the Notes whose Holders must consent to an amendment, supplement or waiver; (b) reduce the rate or extend the time for payment of interest (including default interest) on any Note; (c) reduce the principal of or premium, if any, on, or change the fixed maturity of, any Note or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to the Notes; (d) reduce the principal amount of the Notes payable upon the acceleration of the maturity thereof; (e) waive a default in the payment of the principal of, premium, if any, or interest, if any, on any Note (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration); (f) make the principal of, or premium, if any, or interest, if any, on any Note payable in currency other than that stated in the Note; (g) make any change to certain provisions of the Indenture relating to, among other things, the right of Holders of the Notes to receive payment of the principal of, premium, if any, and interest, if any, on such Notes and to institute suit for the enforcement of any such payment and to waivers or amendments; or (h) waive a redemption payment with respect to any Note or change any of the provisions with respect to the redemption of any Note. (Indenture Section 9.3)

     The Holders of at least a majority in principal amount of the outstanding Notes may on behalf of the holders of all Notes waive compliance by the Company with provisions of the Indenture other than certain specified provisions. (Indenture Section 9.2) The Holders of not less than a majority in principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past default under the Indenture with respect to the Notes and its consequences, except a default in the payment of the principal of, premium, if any, or interest, if any, on any Note or in respect of a covenant or provisions which cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

THE TRUSTEE

     Norwest Bank Minnesota, National Association is the Trustee under the Indenture.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), among the Company and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. (collectively, the "Underwriters"), the Company has agreed to sell to each of the Underwriters and each of the Underwriters has severally agreed to purchase, the respective principal amount of the Notes set forth after their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.


                                                               PRINCIPAL
UNDERWRITER                                                      AMOUNT
-----------                                                   ------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $ 97,500,000
Goldman, Sachs & Co. .......................................    52,500,000
                                                              ------------
             Total..........................................  $150,000,000
                                                              ============



     The Underwriters have advised the Company that they propose to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .4% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


     There is no public trading market for the Notes and the Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     From time to time the Underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform services for, the Company and its affiliates in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters relating to the issuance and sale of the Notes will be passed upon for the Company by Latham & Watkins, Chicago, Illinois. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The consolidated financial statements of Gast as of December 28, 1997 and for the fiscal year then ended have been audited by Grant Thornton LLP, independent auditors, as stated in their report incorporated by reference herein, and are incorporated herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                        IDEX CORPORATION & SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 AS OF DECEMBER 31,
                                                                --------------------
                                                                  1997        1996
                                                                --------    --------
ASSETS
Current assets
  Cash and cash equivalents.................................    $ 11,771    $  4,730
  Receivables--net..........................................      80,766      79,130
  Inventories...............................................      84,240      84,731
  Net current assets of companies held for disposition......      16,200      16,918
  Other current assets......................................       4,290       6,090
                                                                --------    --------
     Total current assets...................................     197,267     191,599
Property, plant and equipment--net..........................      88,628      88,377
Intangible assets--net......................................     293,803     272,160
Net noncurrent assets of companies held for disposition.....      13,089      12,889
Other noncurrent assets.....................................       6,406       4,720
                                                                --------    --------
     Total assets...........................................    $599,193    $569,745
                                                                ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Trade accounts payable....................................    $ 34,991    $ 34,824
  Dividends payable.........................................       3,949       3,471
  Accrued expenses..........................................      38,861      44,991
                                                                --------    --------
     Total current liabilities..............................      77,801      83,286
Long-term debt..............................................     258,417     271,709
Other noncurrent liabilities................................      24,304      19,241
                                                                --------    --------
     Total liabilities......................................     360,522     374,236
                                                                --------    --------
Commitments and contingencies (Note 7)
Shareholders' equity
  Common stock, par value $.01 per share
     Shares authorized 1997 and 1996--75,000,000
     Shares issued and outstanding: 1997--29,249,608;
      1996--28,925,867......................................         292         289
  Additional paid-in capital................................      90,506      89,657
  Retained earnings.........................................     149,403     105,238
  Minimum pension liability adjustment......................        (756)         --
  Accumulated translation adjustment........................        (774)        325
                                                                --------    --------
     Total shareholders' equity.............................     238,671     195,509
                                                                --------    --------
     Total liabilities and shareholders' equity.............    $599,193    $569,745
                                                                ========    ========

                See Notes to Consolidated Financial Statements.

                        IDEX CORPORATION & SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   ---------
Net sales...................................................  $552,163    $474,699    $395,480
Cost of sales...............................................   329,806     287,625     237,803
                                                              --------    --------    --------
Gross profit................................................   222,357     187,074     157,677
Selling, general and administrative expenses................   110,588      93,217      78,712
Goodwill amortization.......................................     8,174       6,241       4,196
                                                              --------    --------    --------
Operating income............................................   103,595      87,616      74,769
Other income (expense)--net.................................      (693)       (696)        524
                                                              --------    --------    --------
Income before interest expense and income taxes.............   102,902      86,920      75,293
Interest expense............................................    18,398      17,476      14,301
                                                              --------    --------    --------
Income before income taxes..................................    84,504      69,444      60,992
Provision for income taxes..................................    31,029      25,020      21,845
                                                              --------    --------    --------
Income from continuing operations...........................    53,475      44,424      39,147
Income from discontinued operations, net of taxes...........     5,151       5,774       6,178
                                                              --------    --------    --------
Net income..................................................  $ 58,626    $ 50,198    $ 45,325
                                                              ========    ========    ========
EARNINGS PER COMMON SHARE--BASIC:
Continuing operations.......................................  $   1.83    $   1.54    $   1.37
Discontinued operations.....................................       .18         .20         .21
                                                              --------    --------    --------
Net income..................................................  $   2.01    $   1.74    $   1.58
                                                              ========    ========    ========
EARNINGS PER COMMON SHARE--DILUTED:
Continuing operations.......................................  $   1.78    $   1.49    $   1.32
Discontinued operations.....................................       .17         .20         .21
                                                              --------    --------    --------
Net income..................................................  $   1.95    $   1.69    $   1.53
                                                              ========    ========    ========
SHARE DATA:
Weighted average common shares outstanding..................    29,184      28,818      28,662
                                                              ========    ========    ========
Weighted average common shares outstanding assuming full
  dilution..................................................    29,999      29,779      29,609
                                                              ========    ========    ========

                See Notes to Consolidated Financial Statements.

                        IDEX CORPORATION & SUBSIDIARIES

                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                       MINIMUM
                                        COMMON STOCK                   PENSION      ACCUMULATED        TOTAL
                                       AND ADDITIONAL     RETAINED    LIABILITY     TRANSLATION    SHAREHOLDERS'
                                       PAID-IN CAPITAL    EARNINGS    ADJUSTMENT    ADJUSTMENT        EQUITY
                                       ---------------    --------    ----------    -----------    -------------
Balance, December 31, 1994...........      $85,134        $ 33,490      $  --         $(2,319)       $116,305
Issuance of 77,461 shares of common
  stock from exercise of stock
  options............................        1,175                                                      1,175
Cash dividends declared--$.387 per
  common share outstanding...........                      (11,086)                                   (11,086)
Unrealized translation adjustment....                                                    (774)           (774)
Net income...........................                       45,325                                     45,325
                                           -------        --------      -----         -------        --------
Balance, December 31, 1995...........       86,309          67,729         --          (3,093)        150,945
Issuance of 113,550 shares of common
  stock related to an acquisition....        2,271                                                      2,271
Issuance of 116,891 shares of common
  stock from exercise of stock
  options............................        1,366                                                      1,366
Cash dividends declared--$.440 per
  common share outstanding...........                      (12,689)                                   (12,689)
Unrealized translation adjustment....                                                   3,418           3,418
Net income...........................                       50,198                                     50,198
                                           -------        --------      -----         -------        --------
Balance, December 31, 1996...........       89,946         105,238         --             325         195,509
Issuance of 323,741 shares of common
  stock from exercise of stock
  options, net of those
  surrendered........................          852                                                        852
Cash dividends declared--$.495 per
  common share outstanding...........                      (14,461)                                   (14,461)
Minimum pension liability
  adjustment.........................                                    (756)                           (756)
Unrealized translation adjustment....                                                  (1,099)         (1,099)
Net income...........................                       58,626                                     58,626
                                           -------        --------      -----         -------        --------
Balance, December 31, 1997...........      $90,798        $149,403      $(756)        $  (774)       $238,671
                                           =======        ========      =====         =======        ========

                See Notes to Consolidated Financial Statements.

                        IDEX CORPORATION & SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                                 (IN THOUSANDS)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997        1996        1995
                                                              --------   ----------   ---------
Cash flows from operating activities
Income from continuing operations...........................  $53,475    $  44,424    $ 39,147
Adjustments to reconcile to net cash provided by continuing
  operations:
  Depreciation and amortization.............................   14,350       12,532       9,240
  Amortization of intangibles...............................    9,943        8,140       5,413
  Amortization of debt issuance expenses....................      650          640         624
  Deferred income taxes.....................................    6,304        4,385       2,346
  (Increase) decrease in receivables........................    3,605       (6,587)     (2,632)
  (Increase) decrease in inventories........................    7,659       13,025      (5,811)
  Increase (decrease) in trade accounts payable.............   (2,216)        (949)        342
  Increase (decrease) in accrued expenses...................   (8,117)      (2,312)      3,698
  Other--net................................................   (4,091)       4,390      (1,624)
                                                              -------    ---------    --------
Net cash provided by continuing operations..................   81,562       77,688      50,743
Net cash provided by discontinued operations................    5,669       12,427         118
                                                              -------    ---------    --------
     Net cash flows from operating activities...............   87,231       90,115      50,861
                                                              -------    ---------    --------
Cash flows from investing activities
  Additions to property, plant and equipment................  (13,562)     (11,634)     (8,181)
  Acquisition of businesses (net of cash acquired)..........  (49,744)    (132,584)    (69,760)
                                                              -------    ---------    --------
     Net cash flows from investing activities...............  (63,306)    (144,218)    (77,941)
                                                              -------    ---------    --------
Cash flows from financing activities
  Dividends paid............................................  (13,983)     (12,278)    (10,697)
  Notes issued in connection with acquisitions..............   13,546           --          --
  Borrowings under credit agreements for acquisitions.......   36,198      136,100      69,760
  Net repayments under credit agreements....................  (51,909)     (71,514)    (31,792)
  Increase (decrease) in accrued interest...................     (736)         939          50
                                                              -------    ---------    --------
     Net cash flows from financing activities...............  (16,884)      53,247      27,321
                                                              -------    ---------    --------
Net increase (decrease) in cash.............................    7,041         (856)        241
Cash and cash equivalents at beginning of year..............    4,730        5,586       5,345
                                                              -------    ---------    --------
Cash and cash equivalents at end of year....................  $11,771    $   4,730    $  5,586
                                                              =======    =========    ========
Supplemental cash flow information:
  Cash paid for--
     Interest...............................................  $18,781    $  17,363    $ 15,303
     Income taxes...........................................   25,446       23,686      21,425

                See Notes to Consolidated Financial Statements.

                        IDEX CORPORATION & SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

1. Significant Accounting Policies

BUSINESS

     IDEX Corporation ("IDEX" or the "Company") is a manufacturer of a broad range of proprietary pump products and engineered equipment sold to a diverse customer base in a variety of industries in the U.S. and internationally. Its products include industrial pumps and related controls for use in a wide variety of process applications, and proprietary equipment that may combine pumps or other devices into products for industrial, commercial and safety applications. These activities are grouped into two business segments: Pump Products and Engineered Equipment.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the Company and its subsidiaries. Significant intercompany transactions and accounts have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     The Company recognizes revenue from product sales upon shipment. The Company estimates and records provisions for sales returns, allowances and original warranties in the period the sale is reported, based on its experience.

CASH EQUIVALENTS

     For purposes of the Statements of Consolidated Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three or fewer months to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost, which includes labor, material and factory overhead, is determined on the first-in, first-out ("FIFO") basis or the last-in, first-out ("LIFO") basis.

DEBT EXPENSES

     Expenses incurred in securing and issuing long-term debt are amortized over the life of the related debt.

EARNINGS PER COMMON SHARE

     On December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which requires the disclosure of two earnings per common share computations: basic and diluted. Earnings per common share ("EPS") are computed by dividing net income by the weighted average number of shares of common stock (basic) plus common stock equivalents (diluted) outstanding during the year. Common stock equivalents consist of stock options and have been included in the calculation of weighted average shares outstanding using the treasury stock method. EPS computations for prior years have been restated to reflect this new standard.

                        IDEX CORPORATION & SUBSIDIARIES

     The basic weighted average shares reconciles to fully diluted weighted average shares as follows:

                                                               1997     1996     1995
                                                              ------   ------   ------
Basic weighted average common shares outstanding............  29,184   28,818   28,662
Dilutive effect of stock options............................     815      961      947
                                                              ------   ------   ------
Weighted average common shares outstanding assuming full
  dilution..................................................  29,999   29,779   29,609
                                                              ======   ======   ======

DEPRECIATION AND AMORTIZATION

     Depreciation is recorded using the straight-line method. The estimated useful lives used in the computation of depreciation generally are as follows:

Land improvements...........................................  10 to 12 years
Buildings and improvements..................................   3 to 30 years
Machinery and equipment, tooling and engineering drawings...   3 to 12 years
Office and transportation equipment.........................   3 to 10 years

     Identifiable intangible assets are amortized over their estimated useful lives using the straight-line method. The cost in excess of net assets acquired is amortized over a period of 30 to 40 years.

     The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation or amortization period or to the unamortized balance is warranted. Such evaluation is based on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are deployed.

RESEARCH AND DEVELOPMENT EXPENDITURES

     Expenditures associated with research and development are expensed in the year incurred and are included in cost of sales. Research and development expenses, which include costs associated with the development of new products and major improvements to existing products, were $6.7 million, $6.0 million and $3.8 million in 1997, 1996 and 1995, respectively.

RECLASSIFICATIONS

     Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

NEW ACCOUNTING PRONOUNCEMENTS

     In 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. SFAS No. 132 revises current disclosure requirements for employers' pensions and other retiree benefits. These standards are effective for years beginning after December 15, 1997. These standards expand or modify current disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations and cash flows. The Company is assessing the impact of SFAS No. 131 on its reported segments.

                        IDEX CORPORATION & SUBSIDIARIES

2. Acquisitions

     The Company expects to complete the acquisition of Gast Manufacturing Corporation in January 1998, for a cash purchase price of approximately $120 million. The acquisition cost will be financed through borrowings under the Company's bank credit facilities. Gast, headquartered in Benton Harbor, Michigan, is one of the world's leading manufacturers of its type of air-moving products.

     In 1997, the Company acquired Blagdon Pump on April 4 and Knight Equipment on December 9 at an aggregate purchase price of $49.7 million with financing provided by borrowings under the Company's U.S. Credit Facility and the issuance of notes to the sellers. Blagdon Pump manufactures air-operated diaphragm pumps and is located in Washington, Tyne & Wear, England. Knight is based in Costa Mesa, California, and is the leading manufacturer of pumps and dispensing equipment for industrial laundries, commercial dishwashing, and chemical metering.

     On July 29, 1996, IDEX purchased substantially all of the net operating assets of Fluid Management Limited Partnership, headquartered in Wheeling, Illinois, a leading worldwide manufacturer of dispensing and mixing equipment for paints, coatings, inks, colorants and dyes. The $135 million purchase price was financed through a borrowing under the U.S. Credit Facility and the issuance of 113,550 shares of IDEX common stock.

     All acquisitions were accounted for as purchases, and operating results include the acquisitions from the dates of purchase. The excess of the acquisition purchase price over the fair market value of net assets acquired is being amortized on a straight-line basis over periods not exceeding 40 years. The unaudited pro forma consolidated results of operations, including Gast, for the years ended December 31, 1997 and 1996, reflecting the allocation of the purchase price and related financing of the transactions are as follows, assuming that these acquisitions had occurred at the beginning of each of the respective periods.

                                                               1997        1996
                                                             --------    --------
Net sales..................................................  $679,655    $643,012
Income from continuing operations..........................    55,198      46,311
Net income.................................................    60,349      52,085
Basic EPS
  Continuing operations....................................      1.89        1.61
  Net income...............................................      2.07        1.81
Diluted EPS
  Continuing operations....................................      1.84        1.56
  Net income...............................................      2.01        1.75

     The liabilities assumed in connection with acquisition of businesses that represent noncash investing activities for 1997, 1996 and 1995 were as follows:

                                                    1997        1996         1995
                                                  --------    ---------    --------
Fair value of assets acquired...................  $ 16,884    $  51,055    $ 50,218
Cost in excess of net assets acquired...........    38,599      101,473      34,386
Cash paid.......................................   (49,744)    (132,584)    (69,760)
Common stock issued in connection with
  acquisitions..................................        --       (2,271)         --
                                                  --------    ---------    --------
Liabilities assumed.............................  $  5,739    $  17,673    $ 14,844
                                                  ========    =========    ========

                        IDEX CORPORATION & SUBSIDIARIES

3. Discontinued Operations

     In December 1997, the Company announced its intention to divest its Strippit and Vibratech business operations. The consolidated financial statements and related footnotes reflect these businesses as discontinued operations. The revenues from these operations amounted to $83.9 million in 1997, $87.9 million in 1996 and $91.9 million in 1995. Income taxes allocated to these operations were $3.1 million, $3.6 million and $3.9 million for the years 1997, 1996 and 1995, respectively. The assets and liabilities of these operations, consisting primarily of receivables, inventories, property and accounts payable, are classified as net current and net noncurrent assets of companies held for disposition. Interest expense of $0.6 million, $1.5 million, and $1.6 million for the years 1997, 1996 and 1995, respectively, has been allocated to these operations based on their acquisition debt less repayments generated from subsequent operating cash flows that can be specifically attributed to these operations.

4. Common and Preferred Stock

     On December 19, 1996, the Company's Board of Directors authorized a three-for-two common stock split effected in the form of a 50% stock dividend payable on January 31, 1997, to shareholders of record on January 15, 1997. Par value of common stock remained at $.01 per share.

     At December 31, 1997 and 1996, the Company had five million shares of preferred stock with a par value of $.01 per share authorized but unissued.

5. Balance Sheet Components

     The components of inventories as of December 31, 1997 and 1996 were:

                                                              1997      1996
                                                             -------   -------
Raw materials..............................................  $20,841   $16,223
Work in process............................................   13,647    12,030
Finished goods.............................................   49,752    56,478
                                                             -------   -------
  Total....................................................  $84,240   $84,731
                                                             =======   =======

     Those inventories, which were carried on a LIFO basis, amounted to $65,080 and $62,068 at December 31, 1997 and 1996, respectively. The excess of current cost over LIFO inventory value and the impact on earnings of using the LIFO method are not material.

                        IDEX CORPORATION & SUBSIDIARIES

     The components of certain other balance sheet accounts as of December 31, 1997 and 1996 were:

                                                              1997       1996
                                                            --------   --------
Receivables
  Customers...............................................  $ 82,293   $ 76,813
  Other...................................................     1,034      4,428
                                                            --------   --------
     Total................................................    83,327     81,241
  Less allowance for doubtful accounts....................     2,561      2,111
                                                            --------   --------
     Receivables--net.....................................  $ 80,766   $ 79,130
                                                            ========   ========
Property, plant and equipment, at cost
  Land and improvements...................................  $  7,184   $  7,127
  Buildings and improvements..............................    45,895     46,684
  Machinery and equipment.................................   112,795    105,137
  Engineering drawings....................................     3,281      3,291
  Office and transportation equipment.....................    22,900     20,572
  Construction in progress................................     5,261      1,002
                                                            --------   --------
     Tota1................................................   197,316    183,813
  Less accumulated depreciation and amortization..........   108,688     95,436
                                                            --------   --------
     Property, plant and equipment--net...................  $ 88,628   $ 88,377
                                                            ========   ========
Intangible assets
  Cost in excess of net assets acquired...................  $310,242   $279,049
  Other...................................................    22,416     22,611
                                                            --------   --------
     Tota1................................................   332,658    301,660
  Less accumulated amortization...........................    38,855     29,500
                                                            --------   --------
     Intangible assets--net...............................  $293,803   $272,160
                                                            ========   ========
Accrued expenses
  Accrued payroll and related items.......................  $ 22,426   $ 19,123
  Accrued taxes...........................................     4,851      6,149
  Accrued insurance.......................................     3,006      2,959
  Other...................................................     8,578     16,760
                                                            --------   --------
     Total................................................  $ 38,861   $ 44,991
                                                            ========   ========
Other noncurrent liabilities
  Pension and retiree medical reserves....................  $ 13,722   $ 12,157
  Lease obligations.......................................     2,097      2,265
  Other...................................................     8,485      4,819
                                                            --------   --------
     Total................................................  $ 24,304   $ 19,241
                                                            ========   ========

                        IDEX CORPORATION & SUBSIDIARIES

6. Retirement Benefits

     The Company has noncontributory pension plans covering substantially all employees, other than certain bargaining unit employees who participate in a multiemployer pension plan. The defined benefit plans covering salaried employees provide pension benefits that are based on compensation over an employee's full career. The defined benefit plans covering hourly employees and bargaining unit members generally provide benefits of stated amounts for each year of service. The Company's funding policy for these plans is to fund benefits as accrued within the minimum and maximum limitations of the Internal Revenue Code. The defined contribution plans provide for annual contributions to individuals' accounts. The level of the contribution is generally a percent of salary based on age and years of service.

     Pension costs for the years ended December 31, 1997, 1996 and 1995 included the following components:

                                                      1997      1996      1995
                                                     -------   -------   -------
Service cost.......................................  $ 2,525   $ 2,438   $ 1,609
Interest cost......................................    3,031     2,808     1,713
Return on assets...................................   (2,742)   (4,849)   (4,407)
Net amortization and deferral......................      202     2,789     2,881
                                                     -------   -------   -------
  Net periodic pension cost........................    3,016     3,186     1,796
Contributions to multiemployer plan, defined
  contribution plans and other.....................    4,423     3,265     2,518
                                                     -------   -------   -------
     Total pension costs...........................  $ 7,439   $ 6,451   $ 4,314
                                                     =======   =======   =======

     Assumptions used in accounting for pension costs at December 31 were:

Assumed discount rate:
  U.S. plans.....................................      7.25%      7.50%      7.25%
  Non-U.S. plans.................................   6.0-7.2%   6.0-9.0%   8.0-9.0%
Assumed rate of compensation increase for
  salaried plans:
  U.S. plans.....................................       4.0%       4.0%       4.0%
  Non-U.S. plans.................................       5.7%       7.5%       7.5%
Expected rate of return on plan assets:
  U.S. plans.....................................       9.0%       9.0%       8.0%
  Non-U.S. plans.................................       7.2%       9.0%       9.0%

                        IDEX CORPORATION & SUBSIDIARIES

     The funded status of the defined benefit plans and amounts recognized in the Company's consolidated balance sheets at December 31, 1997 and 1996 are presented as follows:

                                                     U.S. PLANS            NON-U.S.
                                              -------------------------   -----------
                                                ASSETS      ACCUMULATED   ACCUMULATED
                                                EXCEED       BENEFITS      BENEFITS
                                              ACCUMULATED     EXCEED        EXCEED
                                               BENEFITS       ASSETS        ASSETS
                                              -----------   -----------   -----------
DECEMBER 31, 1997
Actuarial present value of benefit
  obligations
  Vested benefit obligation.................    $26,094       $ 5,204       $ 9,428
                                                =======       =======       =======
  Accumulated benefit obligation............    $28,841       $ 5,204       $ 9,464
                                                =======       =======       =======
Projected benefit obligation................    $34,400       $ 5,284       $10,033
Plan assets at fair value(1)................     36,889                       4,970
                                                -------       -------       -------
Projected benefit obligation less than (in
  excess of) plan assets....................      2,489        (5,284)       (5,063)
Prior service cost not yet recognized.......      1,957           238
Unrecognized transition (asset)
  obligation(2).............................       (457)          814
Unrecognized net (gain) loss................     (2,955)        1,261           627
Minimum pension liability...................                   (2,234)         (170)
                                                -------       -------       -------
  Pension asset (liability).................    $ 1,034       $(5,205)      $(4,606)
                                                =======       =======       =======
DECEMBER 31, 1996
Actuarial present value of benefit
  obligations
  Vested benefit obligation.................    $19,588       $ 6,022       $ 8,471
                                                =======       =======       =======
  Accumulated benefit obligation............    $21,887       $ 6,467       $ 8,504
                                                =======       =======       =======
Projected benefit obligation................    $27,716       $ 6,594       $ 8,892
Plan assets at fair value(1)................     25,914         1,812         4,196
                                                -------       -------       -------
Projected benefit obligation less than (in
  excess of) plan assets....................     (1,802)       (4,782)       (4,696)
Prior service cost not yet recognized.......      1,895           358
Unrecognized transition (asset)
  obligation(2).............................       (551)          902
Unrecognized net (gain) loss................       (509)        1,294          (365)
                                                -------       -------       -------
Pension asset (liability)...................    $  (967)      $(2,228)      $(5,061)
                                                =======       =======       =======

(1) Primarily listed stocks and fixed income securities.

(2) Amortized by plan over the greater of the average remaining service period of the employee workforce or 15 years.

7. Commitments and Contingencies

     At December 31, 1997, total minimum rental payments under noncancelable operating leases, primarily for office facilities, warehouses and data processing equipment, were $30.1 million. The minimum rental commitments for each of the next five years are as follows: 1998--$6.1 million; 1999--$4.8 million; 2000--$4.2 million; 2001--$3.3 million; 2002--$2.2 million;
thereafter--$9.5 million.

     Rental expense totaled $6.7 million, $5.0 million and $4.0 million for the years ended December 31, 1997, 1996 and 1995, respectively.

                        IDEX CORPORATION & SUBSIDIARIES

     The Company is involved in certain litigation arising in the ordinary course of business. None of these matters is expected to have a material adverse effect on the Company's financial position or results of operations. However, the ultimate resolution of these matters could result in a change in the Company's estimate of its liability for these matters.

8. Postretirement Health Care and Life Insurance Benefits

     The Company provides health care and life insurance benefits to certain retired employees, their covered dependents, and beneficiaries. The Company provides for the estimated cost of such retiree benefit payments during the employee's active service period.

     Net periodic postretirement expense for 1997, 1996 and 1995 included the following components:

                                                            1997   1996   1995
                                                            ----   ----   ----
Service cost..............................................  $277   $249   $203
Interest cost.............................................   395    348    352
Net amortization and deferral.............................   (57)   (63)   (67)
                                                            ----   ----   ----
  Total cost..............................................  $615   $534   $488
                                                            ====   ====   ====

     The Company's postretirement health and life insurance benefit plans are not funded. The accumulated postretirement benefit obligation (APBO) of the plans at December 31, 1997 and 1996 was as follows:

                                                               1997     1996
                                                              ------   ------
Retirees....................................................  $1,306   $1,384
Fully eligible active participants..........................     690      500
Other active participants...................................   4,301    3,480
                                                              ------   ------
  Total APBO................................................   6,297    5,364
Unrecognized net gain (loss)................................    (530)     (86)
                                                              ------   ------
  Postretirement health care liability......................  $5,767   $5,278
                                                              ======   ======

     For measurement purposes, an 11.5% annual rate of increase in the cost of covered health care benefits was assumed for 1997, gradually declining to 6% by the year 2008 and remaining at that level thereafter. The health care trend rate assumption has a significant effect on the amount of the obligation and the net periodic cost reported. An increase or decrease of the trend rate of 1% would change the APBO as of December 31, 1997, by $0.9 million and the net periodic cost for this year by $0.1 million. The assumed discount rate used in determining the APBO was 7.25% in 1997 and 7.5% in 1996.

9. Stock Options

     The Company has stock option plans providing for the grant of options to purchase common shares to outside directors, executives and certain key employees which are accounted for using the intrinsic value

                        IDEX CORPORATION & SUBSIDIARIES
method. Accordingly, no compensation cost has been recognized. Had compensation cost been determined using the fair value method the Company's pro forma net income and diluted EPS would have been as follows:

                                                      1997      1996      1995
                                                     -------   -------   -------
Net income
  As reported......................................  $58,626   $50,198   $45,325
  Pro forma........................................   57,063    49,312    45,022
Basic EPS
  As reported......................................     2.01      1.74      1.58
  Pro forma........................................     1.96      1.71      1.57
Diluted EPS
  As reported......................................     1.95      1.69      1.53
  Pro forma........................................     1.90      1.66      1.52

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 1997, 1996 and 1995, respectively: dividend yield of 1.94%, 1.70% and 1.86%; volatility of 28.9%, 28.6% and 29.7%; risk-free interest rates of 6.6%, 6.2% and 6.9%; and expected lives of 5.5 years.

     The Compensation Committee of the Board of Directors administers the plans and approves stock option grants. The Company may grant additional options for up to 2.4 million shares. Stock options granted under the plans are exercisable at a price equal to the market value of the stock at the date of grant. The options become exercisable from one to five years from the date of grant and generally expire 10 years from the date of grant. The following table summarizes option activity under the plans:

                                                                         WEIGHTED
                                                                         AVERAGE
                                                            NUMBER     OPTION PRICE
                                                          OF OPTIONS    PER SHARE
                                                          ----------   ------------
Outstanding at December 31, 1994........................  1,627,464       $ 9.52
  Granted...............................................    336,600        20.08
  Exercised.............................................    (77,461)       10.45
  Forfeited.............................................    (31,995)       14.51
                                                          ---------
Outstanding at December 31, 1995........................  1,854,608        11.27
  Granted...............................................    442,875        25.56
  Exercised.............................................   (116,891)        6.32
  Forfeited.............................................    (45,900)       20.63
                                                          ---------
Outstanding at December 31, 1996........................  2,134,692        14.27
  Granted...............................................    514,250        24.90
  Exercised.............................................   (431,748)        2.36
  Forfeited.............................................    (87,980)       23.47
                                                          ---------
Outstanding at December 31, 1997........................  2,129,214        18.87
                                                          =========
Exercisable at December 31, 1995........................    786,576         5.59
                                                          =========
Exercisable at December 31, 1996........................    953,482         8.38
                                                          =========
Exercisable at December 31, 1997........................    943,431        14.25
                                                          =========

                        IDEX CORPORATION & SUBSIDIARIES

     The following table summarizes information about options outstanding at December 31, 1997:

                                                      OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                              ------------------------------------    -----------------------
                                                             WEIGHTED
                                                              AVERAGE     WEIGHTED                   WEIGHTED
                                                             REMAINING    AVERAGE                    AVERAGE
                                                NUMBER        LIFE OF     EXERCISE      NUMBER       EXERCISE
          RANGE OF EXERCISE PRICES            OUTSTANDING    CONTRACT      PRICE      EXERCISABLE     PRICE
          ------------------------            -----------    ---------    --------    -----------    --------
$ 0 to 10...................................     201,157     3.6 years     $ 7.27       201,157       $ 7.27
 11 to 20...................................   1,114,641     6.4 years      16.17       679,841        15.23
 21 to 30...................................     813,416     8.9 years      25.44        62,433        26.14
                                               ---------                                -------
  Total.....................................   2,129,214     7.1 years      18.87       943,431        14.25
                                               =========                                =======

10. Long-Term Debt

     Long-term debt at December 31, 1997 and 1996 consisted of the following:

                                                             1997       1996
                                                           --------   --------
Bank revolving credit facilities, including accrued
  interest...............................................  $169,807   $196,709
9.75% Senior Subordinated Notes..........................    75,000     75,000
Other long-term debt.....................................    13,610
                                                           --------   --------
  Total..................................................  $258,417   $271,709
                                                           ========   ========

     The Company has a $250 million domestic multi-currency bank revolving credit facility (the "U.S. Credit Facility"). The availability under the U.S. Credit Facility declines in stages commencing July 1, 1999, to $200 million at July 1, 2000. Any amount outstanding at July 1, 2001, becomes due at that date. At December 31, 1997, approximately $102.5 million of the facility was unused. Interest on the outstanding borrowings under the U.S. Credit Facility is payable quarterly at a rate based on the bank agent's reference rate or, at the Company's election, at a rate based on LIBOR plus 25 basis points per annum. The weighted average interest rate on outstanding borrowings under the U.S. Credit Facility was 5.75% at December 31, 1997. A facility fee equal to 15 basis points per annum is payable quarterly on the entire amount available under the U.S. Credit Facility.

     The Company also has entered into a $10 million demand line of credit (the "Short-Term Facility") expiring on June 1, 1998. Borrowings under the Short-Term Facility are at the bank agent's reference rate, or at an optional rate based on the bank's cost of funds. At December 31, 1997, there was $5 million borrowed under the Short-Term Facility and the interest rate was 6.375% per annum. To complete the Gast acquisition in January 1998, IDEX and the bank agent amended the Short-Term Facility to provide a temporary increase to $50 million for up to 60 days, after which time the Short-Term Facility returns to $10 million.

     A DM 52.5 million ($29.2 million) credit facility (the "German Facility") declines in stages commencing November 1, 1999, to DM 31.3 million at November 1, 2000. Any amount outstanding at November 1, 2001, becomes due at the date. At December 31, 1997, DM 52.0 million ($28.9 million) was outstanding. Interest is payable quarterly on the outstanding balance at LIBOR plus 62.5 basis points per annum.

     Total long-term debt outstanding at December 31, 1997 and 1996 included $3.4 million and $4.2 million, respectively, of accrued interest as interest generally is paid through borrowings under the U.S. Credit Facility.

     Borrowings under the U.S. Credit Facility are guaranteed jointly and severally by certain of the Company's subsidiaries and secured by a pledge of their stock and intercompany notes.

     The Company's $75 million of Senior Subordinated Notes (the "Sub Notes") due 2002 are jointly and severally guaranteed by certain of the Company's subsidiaries and are subordinated to the U.S. Credit Facility.

                        IDEX CORPORATION & SUBSIDIARIES

Interest is payable semiannually at the rate of 9.75% per annum. The Sub Notes are payable in annual installments of $18.75 million commencing in 2000 and are redeemable at various premiums by the Company commencing in 1997. At December 31, 1997, the fair market value of the Sub Notes was approximately $77.7 million based on the quoted market price.

     Other long term-debt is comprised of notes issued to the sellers in connection with the acquisitions of Blagdon Pump and Knight Equipment (see Note
2). These notes generally bear interest at rates ranging from 6.0% to 8.0% per annum.

     The U.S. Credit Facility and the Indenture for the Sub Notes permit the payment of cash dividends only to the extent that no default exists under these agreements and limit the amount of cash dividends in accordance with specified formulas. At December 31, 1997, under the most restrictive of these provisions, the Company has available approximately $69.6 million for the payment of cash dividends in 1998.

     The Company does not use derivative financial instruments for trading or other speculative purposes. Interest rate swaps, a form of derivative, are used to manage interest rate risk. Currently, the Company has entered into three interest rate swaps, expiring between August 1998 and August 1999, which have effectively converted approximately $60 million of floating rate debt into fixed rate debt at rates ranging from 4.3% to 6.7%.

11. Business Segments and Geographic Information

     IDEX consists of two business segments: Pump Products and Engineered Equipment. No single customer accounted for more than 2% of consolidated net sales.

     Segment information for the years ended December 31, 1997, 1996 and 1995 is presented in the table titled "Company and Business Group Financial Information" in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Information about the Company's operations in different geographical regions for the years ended December 31, 1997, 1996 and 1995 is shown below. The Company's primary operations are in the U.S. and Europe.

                                                     1997        1996        1995
                                                   --------    --------    --------
Sales
  United States..................................  $378,343    $335,393    $304,735
  Europe.........................................   150,511     125,308      77,183
  Americas (Non-U.S.)............................    14,281       8,236       8,295
  Other..........................................     9,028       5,762       5,267
                                                   --------    --------    --------
     Total.......................................  $552,163    $474,699    $395,480
                                                   ========    ========    ========
Operating income
  United States..................................  $ 73,374    $ 64,744    $ 61,140
  Europe.........................................    26,304      20,211      11,487
  Americas (Non-U.S.)............................     1,870       1,715       1,120
  Other..........................................     2,047         946       1,022
                                                   --------    --------    --------
     Total.......................................  $103,595    $ 87,616    $ 74,769
                                                   ========    ========    ========
Identifiable assets
  United States..................................  $423,988    $393,510    $334,001
  Europe.........................................   159,722     159,869     106,108
  Americas (Non-U.S.)............................     9,712       8,608       7,696
  Other..........................................     5,771       7,758       2,272
                                                   --------    --------    --------
     Total.......................................  $599,193    $569,745    $450,077
                                                   ========    ========    ========

                        IDEX CORPORATION & SUBSIDIARIES

     Export sales from the U.S. for the years ended December 31, 1997, 1996 and 1995 were to the following geographical areas:

                                                       1997       1996       1995
                                                      -------    -------    -------
North America (Non-U.S.)............................  $21,048    $15,432    $16,801
South America.......................................   17,139     12,311      6,393
Far East............................................   14,053     16,354     13,503
Europe..............................................   10,481     10,029      9,321
Other...............................................   14,471     13,659     11,479
                                                      -------    -------    -------
  Total.............................................  $77,192    $67,785    $57,497
                                                      =======    =======    =======

12. Income Taxes

     Pretax income for the years ended December 31, 1997, 1996 and 1995 was taxed as follows:

                                                       1997       1996       1995
                                                      -------    -------    -------
Domestic............................................  $58,748    $49,694    $46,918
Foreign.............................................   25,756     19,750     14,074
                                                      -------    -------    -------
  Total.............................................  $84,504    $69,444    $60,992
                                                      =======    =======    =======

     The provision for income taxes for the years ended December 31, 1997, 1996 and 1995 was as follows:

                                                       1997       1996       1995
                                                      -------    -------    -------
Current
  U.S...............................................  $17,178    $15,356    $15,813
  State and local...................................    1,379      1,152        960
  Foreign...........................................    6,168      4,127      2,726
                                                      -------    -------    -------
     Total current..................................   24,725     20,635     19,499
                                                      -------    -------    -------
Deferred
  U.S...............................................    3,125      1,795        487
  State and local...................................      500        125       (189)
  Foreign...........................................    2,679      2,465      2,048
                                                      -------    -------    -------
     Total deferred.................................    6,304      4,385      2,346
                                                      -------    -------    -------
     Total provision for income taxes...............  $31,029    $25,020    $21,845
                                                      =======    =======    =======

     Deferred (prepaid) income taxes result from the following:

                                                         1997       1996      1995
                                                        -------    ------    ------
Employee and retiree benefit plans....................  $ 1,481    $ (269)   $  (23)
Depreciation and amortization.........................    3,536       852       175
Inventories...........................................      323       670      (419)
Allowances and accruals...............................    2,103     3,745     2,204
Financing.............................................     (103)     (100)      (86)
Other.................................................   (1,036)     (513)      495
                                                        -------    ------    ------
     Total deferred tax provision.....................  $ 6,304    $4,385    $2,346
                                                        =======    ======    ======

                        IDEX CORPORATION & SUBSIDIARIES

     Deferred tax assets (liabilities) relate to the following at December 31, 1997 and 1996:

                                                                1997       1996
                                                              --------    -------
Employee and retiree benefit plans..........................  $  4,030    $ 5,085
Depreciation and amortization...............................   (12,545)    (8,784)
Inventories.................................................    (1,860)    (1,486)
Allowances and accruals.....................................     3,738      5,086
Financing...................................................      (209)      (312)
Other.......................................................     1,731        404
                                                              --------    -------
  Total.....................................................  $ (5,115)   $    (7)
                                                              ========    =======

     The consolidated balance sheets at December 31, 1997 and 1996 include current deferred tax assets of $2,132 and $4,022, respectively, included in "Other current assets" and noncurrent deferred tax liabilities of $7,247 and $4,029, respectively, included in "Other noncurrent liabilities."

     The total income tax provision differs from the amount computed by applying the statutory federal income tax rate to pretax income. The computed amount and the differences for the years ended December 31, 1997, 1996 and 1995 were as follows:

                                                        1997       1996       1995
                                                       -------    -------    -------
Pretax income......................................    $84,504    $69,444    $60,992
                                                       =======    =======    =======
Income tax provision:
  Computed amount at statutory rate of 35%.........    $29,576    $24,305    $21,347
  Foreign sales corporation........................     (1,113)    (1,091)      (918)
  Amortization of cost in excess of net assets
     acquired......................................        941        896        868
  State and local income tax (net of federal tax
     benefit)......................................      1,221        830        501
  Other--net.......................................        404         80         47
                                                       -------    -------    -------
     Total income tax provision....................    $31,029    $25,020    $21,845
                                                       =======    =======    =======

     No provision has been made for U.S. or additional foreign taxes on $17.9 million of undistributed earnings of foreign subsidiaries, which are permanently reinvested. It is not practical to estimate the amount of additional tax which might be payable if these earnings were repatriated. However, the Company believes that U.S. foreign tax credits would, for the most part, eliminate any additional U.S. tax and offset any additional foreign tax.

                        IDEX CORPORATION & SUBSIDIARIES

13. Quarterly Results of Operations (unaudited)

     The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 1997 and 1996:

                                                            QUARTER
                                          --------------------------------------------
                                                       DECEMBER 31, 1997
                                          --------------------------------------------
                                           FIRST       SECOND      THIRD       FOURTH
                                          --------    --------    --------    --------
Net sales.............................    $131,375    $141,976    $141,799    $137,013
Gross profit..........................      52,109      57,290      56,988      55,970
Operating income......................      23,966      25,966      26,568      27,095
Income from continuing operations.....      12,101      13,284      13,724      14,366
Net income............................      13,395      14,995      14,484      15,752
Basic EPS:
  Continuing operations...............    $    .41    $    .46    $    .47    $    .49
  Net income..........................         .46         .51         .50         .54
Weighted average shares outstanding...      29,178      29,180      29,226      29,247
Diluted EPS:
  Continuing operations...............    $    .41    $    .44    $    .45    $    .48
  Net income..........................         .45         .50         .48         .52
Weighted average shares outstanding...      29,809      30,028      30,333      30,210

                                                                     DECEMBER 31, 1996
                                          --------------------------------------------
                                             FIRST      SECOND       THIRD      FOURTH
                                          --------    --------    --------    --------
Net sales.............................    $109,445    $109,927    $121,065    $134,262
Gross profit..........................      43,854      44,172      47,616      51,432
Operating income......................      20,504      21,792      21,282      24,038
Income from continuing operations.....      10,698      11,702      10,462      11,562
Net income............................      12,214      12,662      11,828      13,494
Basic EPS:
  Continuing operations...............    $    .37    $    .41    $    .36    $    .40
  Net income..........................         .43         .44         .41         .47
Weighted average shares outstanding...      28,709      28,761      28,902      28,917
Diluted EPS:
  Continuing operations...............    $    .36    $    .39    $    .35    $    .39
  Net income..........................         .41         .43         .40         .45
Weighted average shares outstanding...      29,726      29,735      29,735      29,711

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of IDEX Corporation:

     We have audited the accompanying consolidated balance sheets of IDEX Corporation and its subsidiaries as of December 31, 1997 and 1996 and the related statements of consolidated operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Chicago, Illinois
January 20, 1998

PROSPECTUS

                             IDEX CORPORATION LOGO
                                  $250,000,000

                                DEBT SECURITIES


                                PREFERRED STOCK


                                  COMMON STOCK


                              SECURITIES WARRANTS

                            ------------------------

    IDEX Corporation (the "Company" or "IDEX") may offer from time to time, in one or more series, (i) unsecured debt securities (the "Debt Securities"), (ii) warrants to purchase Debt Securities (the "Debt Warrants"), (iii) shares of serial preferred stock, par value $.01 per share, in one or more series (the "Preferred Stock"), (iv) warrants to purchase share of Preferred Stock (the "Preferred Stock Warrants"), (v) shares of common stock, $.01 par value per share (the "Common Stock"), or (vi) warrants to purchase shares of Common Stock (the "Common Stock Warrants"), in amounts, at prices, and on terms to be determined by market conditions at the time of offering. The Debt Warrants, Preferred Stock Warrants and Common Stock Warrants are referred to herein collectively as the "Securities Warrants." The Debt Securities, Preferred Stock, Common Stock and Securities Warrants are referred to herein collectively as the "Offered Securities."

    The specific terms of the Offered Securities with respect to which this Prospectus is being delivered will be set forth in a supplement to this Prospectus (a "Prospectus Supplement"), together with the terms of the offering and sale of the Offered Securities, the initial offering price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will include, with regard to the particular Offered Securities, the following information: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking, subordination provisions, authorized denomination, maturity, rate or method of calculation of interest and dates for payment thereof, any terms for optional or mandatory redemption or payment of additional amounts or any sinking fund provisions, any index or formula for determining the amount of any principal, premium, or interest fund provisions, the currency or currency unit in which principal, premium, or interest is payable, whether the securities are issuable in registered form or in the form of global securities and any provisions for the conversion or exchange of such Debt Securities; (ii) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions and any conversion or exchange provisions; (iii) in the case of Common Stock, the number of shares; (iv) in the case of Securities Warrants, the duration, offering price, exercise price and detachability; and
(v) in the case of all Offered Securities, whether such Offered Securities will be offered separately or as a unit with other Offered Securities. The Prospectus Supplement also will contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

    The Company's Common Stock is listed on the New York Stock Exchange and the Chicago Stock Exchange. Any Common Stock offered hereby will be listed, subject to notice of issuance, on such exchanges.

    The Debt Securities of any series may be issued with Securities Warrants. The Debt Securities may be designated as senior debt or subordinated debt of the Company. Any Debt Securities designated as senior debt, when issued, will rank on a parity with all the unsecured and unsubordinated indebtedness of the Company, and any Debt Securities designated as subordinated debt, when issued, will be subordinated in right of payment to obligations of the Company to its other creditors to the extent set forth in the applicable Prospectus Supplement. See "Description of Debt Securities."

    The Offered Securities may be sold directly by the Company, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company, underwriters or dealers are involved in the sale of any Offered Securities in respect of which this Prospectus is being delivered, the names of such agents, underwriters or dealers and any applicable commissions or discounts and the net proceeds to the Company will be set forth in a Prospectus Supplement.

                                                        (Continued on next page)
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

               The date of this Prospectus is December 23, 1997.

(Continued from cover page)

     The Offered Securities may be issued in one or more series or issuances and will be limited to $250,000,000 in aggregate public offering price (or its equivalent, based on the applicable exchange rate, to the extent Debt Securities are issued for one or more foreign currencies or currency units). The Offered Securities may be sold for United States dollars, or any foreign currency or currencies or currency units, and the principal of, any premium on, and any interest on, the Debt Securities may be payable in United States dollars, or any foreign currency or currencies or currency units.

     The Offered Securities may be offered separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at or prior to the time of sale. The sale of other securities under the Registration Statement of which this Prospectus forms a part, or under a Registration Statement to which this Prospectus relates, will reduce the amount of Offered Securities which may be sold hereunder.

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at the web site (http://www.sec.gov) maintained by the Commission and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Company's Common Stock is listed on the New York and Chicago Stock Exchanges, where reports, proxy statements and other information concerning the Company can also be inspected. The offices of the New York Stock Exchange are located at 20 Broad Street, New York, New York 10005, and the offices of the Chicago Stock Exchange are located at One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605.

     The Company has filed a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission with respect to the Offered Securities. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Offered Securities, reference is hereby made to such Registration Statement, including the exhibits filed as a part thereof. Statements contained in this Prospectus concerning the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed rates at the offices of the Commission set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company pursuant to the Exchange Act are incorporated herein by reference:

          (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (2) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997, June 30, 1997 and September 30, 1997; and

          (3) all other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of all Offered Securities to which this Prospectus relates, which shall be deemed to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus may not be used to consummate sales of offered securities unless accompanied by a Prospectus Supplement. The delivery of this Prospectus together with a Prospectus Supplement relating to particular Offered Securities in any jurisdiction shall not constitute an offer in such jurisdiction of any other securities covered by this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are incorporated by reference into such documents). Such written requests should be addressed to: Secretary, IDEX Corporation, 630 Dundee Road, Northbrook, Illinois 60062. Telephone requests may be directed to the Secretary at (847) 498-7070.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, including the documents that are incorporated by reference as set forth in "Information Incorporated by Reference," contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to, among other things, capital expenditures, cost reduction, cash flow and operating improvements and are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "management believes," "the Company believes," "the Company intends" and similar words or phrases. Such statements are subject to inherent uncertainties and risks, including but not limited to the following:
IDEX's utilization of its capacity and the effect of capacity utilization on costs; developments with respect to contingencies such as environmental matters and litigation; labor market conditions and raw materials costs; levels of industrial activity and economic conditions in the U.S. and other countries around the world; pricing pressures and other competitive factors and levels of capital spending in certain industries, all of which could have a material impact on order rates; the relationship of the U.S. dollar to other currencies; interest rates; IDEX's ability to integrate and operate acquired businesses on a profitable basis, and other components of IDEX's business. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

                                  THE COMPANY

     IDEX designs, manufactures and markets a broad range of fluid handling products and industrial products serving a diverse customer base in the United States and internationally. IDEX competes with relatively few major manufacturers in most of its markets, and believes that each of its eleven principal subsidiaries (the "Subsidiaries") has a significant domestic market share in its respective product area. The Company manufactures proprietary products, designed and engineered by the Company itself.

     The Fluid Handling Group of Subsidiaries, which in 1996 accounted for approximately three-fourths of the Company's total sales, manufactures a wide variety of industrial pumps and controls, fire-fighting pumps and rescue tools, dispensing and mixing equipment, lubrication systems and low-horsepower compressors. Eight of the Company's Subsidiaries operate in the Fluid Handling Group, and a significant percentage of sales in this Group was to customers outside of the United States. The devices and equipment produced by these Subsidiaries are used in a large and diverse set of industries, including paints and coatings, chemical processing, construction and material handling equipment, food processing, transportation equipment, water conditioning, petroleum distribution, oil and refining, utilities and power generation.

     The Industrial Products Group of Subsidiaries manufactures sheet metal fabricating equipment and tooling, stainless steel banding and clamping devices, vibration control devices and sign-mounting products and systems. Three of the Company's Subsidiaries operate in the Industrial Products Group, and a significant percentage of sales in this Group was to customers outside of the United States. The products and devices manufactured by these Subsidiaries are used in a variety of industries and applications, including sign mounting systems used for road, traffic and general signage, transportation equipment, utilities, petroleum distribution, electronics and office equipment.

     The address of the principal executive office of the Company is 630 Dundee Road, Northbrook, Illinois 60062. The telephone number of the Company is (847) 498-7070.

RECENT DEVELOPMENT

     On December 4, 1997, the Company announced that it had entered into an agreement to acquire Knight Equipment International, Inc. ("Knight"), a privately-held company with annual revenues of approximately $25 million. The transaction, which is scheduled to close in mid-December 1997, will involve the purchase by the Company of Knight for a cash purchase price of approximately $38 million. Knight manufactures pumps and dispensing equipment for industrial laundries, commercial dishwashing and chemical metering customers, and is expected to become part of the Company's Fluid Handling Group.

                                USE OF PROCEEDS

     Unless otherwise provided in the applicable Prospectus Supplement, the Company anticipates that any net proceeds will be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures, acquisitions and the repayment or refinancing of indebtedness of the Company.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratio of earnings (before fixed charges) to fixed charges for each of the (i) years ended December 31, 1996, 1995, 1994, 1993 and 1992, and (ii) nine months ended September 30, 1997 and 1996:

                                                                                                   NINE MONTHS
                                                YEAR ENDED                                            ENDED
                                               DECEMBER 31,                                       SEPTEMBER 30,
                                             ----------------                                    ---------------
                                             1996        1995      1994      1993      1992      1997       1996
                                             ----        ----      ----      ----      ----      ----       ----
Ratio of earnings (before fixed
  charges) to fixed charges:...........      5.16x       5.45x     4.87x     4.48x     3.54x     5.71x      5.24x

     For purposes of computing the ratio of earnings (before fixed charges) to fixed charges, (i) earnings consist of income before income taxes, extraordinary items and fixed charges, and (ii) fixed charges consist of interest on indebtedness, amortization of debt issuance expenses and rental expense representative of the interest factor.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities offered hereby are to be issued under an indenture (the "Indenture") to be executed by the Company and a trustee, as Trustee (the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Section references used in this Prospectus refer to sections of the Indenture.

     The following statements relating to the Debt Securities and the Indenture are summaries and do not purport to be complete, and are subject to and are qualified in their entirety by reference to all the provisions of the Indenture. Certain other specific terms of any series of Debt Securities will be described in the applicable Prospectus Supplement. To the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described herein, then such terms described herein shall be deemed to have been superseded by such Prospectus Supplement. As used in this "Description of Debt Securities," all references to the "Company" shall mean IDEX Corporation excluding, unless the context otherwise requires or as otherwise expressly stated, its Subsidiaries.

GENERAL

     The terms of each series of Debt Securities will be established by or pursuant to a resolution of the Board of Directors of the Company and set forth or determined in the manner provided in an officer's certificate or by a supplemental indenture. (Indenture ss. 2.2) The particular terms of each series of Debt Securities will be described in a Prospectus Supplement relating to such series (including any pricing supplement thereto).

     The Debt Securities that may be offered under the Indenture are not limited in aggregate principal amount. The Debt Securities may be issued in one or more series with the same or various maturities, at par, at a premium, or at a discount. The applicable Prospectus Supplement (including any pricing supplement thereto) will set forth the initial offering price, the aggregate principal amount and the following terms of the Debt Securities in respect of which this Prospectus is delivered: (1) the title of such Debt Securities; (2) any subordination provisions pertaining to such Debt Securities; (3) the price or prices (expressed as a percentage of the principal amount thereof) at which the Debt Securities will be issued; (4) any limit on the aggregate principal amount of such Debt Securities; (5) the date or dates on which principal on such Debt Securities will be payable; (6) the rate or rates (which may be fixed or variable) per annum or, if applicable, the method used to determine such rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which such Debt Securities will bear interest, if any, the date or dates from which such interest, if any, will accrue, the date or dates on which such interest, if any, will commence and be payable and any regular record date for the interest payable on any interest payment date; (7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (8) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed, in whole or in part, at the option of the Company;
(9) the obligation, if any, of the Company to redeem or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof; (10) the dates, if any, on which and the price or prices at which the Debt Securities will be repurchased by the Company at the option of the Holders thereof and other detailed terms and provisions of such repurchase obligations; (11) the denominations in which such Debt Securities may be issuable, if other than denominations of $1,000 and any integral multiple thereof; (12) whether the Debt Securities are to be issuable in the form of Certificated Debt Securities (as defined below) or Global Debt Securities (as defined below); (13) the portion of principal amount of such Debt Securities that shall be payable upon declaration of acceleration of the maturity date thereof, if other than the principal amount thereof; (14) the currency of denomination of such Debt Securities; (15) the designation of the currency, currencies or currency units in which payment of principal of, premium, if any, and interest, if any, on such Debt Securities will be made; (16) if payments of principal of, premium, if any, or interest, if any, on the Debt Securities are to be made in one or more currencies or currency units other than that or those in which such Debt Securities are denominated, the manner in which the exchange rate with respect to such payments will be determined; (17) the manner in which the amounts of payment of principal of, premium, if any, or interest, if any, on such Debt Securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which the Debt Securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index; (18) the provisions, if any, relating to any security provided for such Debt Securities; (19) any addition to or change in the Events of Default described herein or in the Indenture with respect to such Debt Securities and any change in the acceleration provisions described herein or in the Indenture with respect to such Debt Securities; (20) any addition to or change in the covenants described in the Indenture with respect to such Debt Securities; (21) any other terms of such Debt Securities, which may modify or delete any provision of the Indenture insofar as it applies to such series; and
(22) any depositories, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the Debt Securities. (Indenture ss. 2.2).

     Debt Securities may be issued that provide for an amount less than the stated principal amount thereof to be due and payable upon declaration of acceleration of the maturity thereof pursuant to the terms of the Indenture ("Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Discount Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest, if any, on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

TRANSFER AND EXCHANGE

     Each Debt Security will be represented by either one or more global securities (a "Global Debt Security") registered in the name of The Depository Trust Company, as Depository (the "Depository") or a nominee of the Depository (each such Debt Security represented by a Global Debt Security being herein referred to as a "Book-Entry Debt Security"), or a certificate issued in definitive registered form (a "Certificated Debt Security"), as set forth in the applicable Prospectus Supplement. Except as set forth under "-- Global Debt Securities and Book-Entry System" below, Book-Entry Debt Securities will not be issuable in certificated form. The information in this section concerning the Depository and its book-entry system and procedures has been obtained from sources the Company believes to be reliable, but the Company takes no responsibility for the accuracy of the information in this section.

     Certificated Debt Securities. Certificated Debt Securities may be transferred or exchanged at the Trustee's office or paying agencies in accordance with the terms of the Indenture. No service charge will be made for any transfer or exchange of Certificated Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The transfer of Certificated Debt Securities and the right to receive the principal of, premium, if any, and interest, if any, on such Certificated Debt Securities may be effected only by surrender of the certificate representing such Certificated Debt Securities and either reissuance by the Company or the Trustee of such certificate to the new Holder or the issuance by the Company or the Trustee of a new certificate to the new Holder.

     Global Debt Securities and Book-Entry System. Each Global Debt Security representing Book-Entry Debt Securities will be deposited with, or on behalf of, the Depository, and registered in the name of the Depository or a nominee of the Depository. Except as set forth below, Book-Entry Debt Securities will not be exchangeable for Certificated Debt Securities and will not otherwise be issuable as Certificated Debt Securities.

     The Depository is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities for its participating organizations ("participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movements of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations. Indirect access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The procedures that the Depository has indicated it intends to follow with respect to Book-Entry Debt Securities are set forth below.

     Ownership of beneficial interests in Book-Entry Debt Securities will be limited to participants or persons that may hold interests through participants. Upon the issuance of a Global Debt Security, the Depository will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Book-Entry Debt Securities represented by such Global Debt Security beneficially owned by such participants. The accounts to be credited shall be designated by participants participating in the distribution of such Book-Entry Debt Securities. Ownership of Book-Entry Debt Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depository for the related Global Debt Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge beneficial interests in Book-Entry Debt Securities.

     So long as the Depository for a Global Debt Security, or its nominee, is the registered owner of such Global Debt Security, the Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Book-Entry Debt Securities represented by such Global Debt Security for all purposes under the Indenture. Except as set forth below, beneficial owners of Book-Entry Debt Securities will not be entitled to have such securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing such securities and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person beneficially owning Book-Entry Debt Securities must rely on the procedures of the Depository for the related Global Debt Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture.

     The Company understands, however, that under existing industry practice, the Depository will authorize the persons on whose behalf it holds a Global Debt Security to exercise certain rights of Holders of Debt Securities, and the Indenture provides that the Company, the Trustee and their respective agents will treat as the Holder of a Debt Security the persons specified in a written statement of the Depository with respect to such Global Debt Security for purposes of obtaining any consents or directions required to be given by Holders of the Debt Securities pursuant to the Indenture. (Indenture ss. 2.14.6)

     Payments of principal of, premium, if any, and interest on Book-Entry Debt Securities will be made to the Depository or its nominee, as the case may be, as the registered Holder of the related Global Debt Security. (Indenture ss. 2.14.5) None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Debt Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests; provided, however, that the Trustee may maintain physical possession of such Global Debt Security on behalf of the Depository or its nominee pursuant to an agreement between the Trustee and the Depository.

     If the Depository is at any time unwilling or unable to continue as Depository or ceases to be a clearing agency registered under the Exchange Act, and a successor Depository registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue Certificated Debt Securities in exchange for each Global Debt Security. In addition, the Company may at any time and in its sole discretion determine not to have the Book-Entry Debt Securities of any series represented by one or more Global Debt Securities and, in such event, will issue Certificated Debt Securities in exchange for the Global Debt Securities of such series. Global Debt Securities will also be exchangeable by the Holders for Certificated Debt Securities if an Event of Default with respect to the Book-Entry Debt Securities represented by such Global Debt Securities has occurred and is continuing. Any Certificated Debt Securities issued in exchange for a Global Debt Security will be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depository from participants with respect to ownership of Book-Entry Debt Securities relating to such Global Debt Security.

     The foregoing information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

NO PROTECTION IN THE EVENT OF A CHANGE OF CONTROL

     Unless otherwise set forth in the applicable Prospectus Supplement, the Debt Securities will not contain any provisions which may afford Holders of the Debt Securities protection in the event of a change in control of the Company or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control of the Company) which could adversely affect Holders of Debt Securities.

COVENANTS

     The applicable Prospectus Supplement will set forth any restrictive covenants applicable with respect to any issue of Debt Securities.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, any Person (a "successor Person") unless (i) the Company is the surviving corporation or the successor Person (if other than the Company) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any United States domestic jurisdiction and expressly assumes the Company's obligations on the Debt Securities and under the Indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing under the Indenture and (iii) certain other conditions are met. (Indenture Section 5.1)

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture with respect to Debt Securities of any series: (a) default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days (unless the entire amount of such payment is deposited by the Company with the Trustee or with a paying agent prior to the expiration of such period of 30 days); (b) default in the payment of principal of or premium, if any, on any Debt Security of that series when due and payable;
(c) default in the deposit of any sinking fund payment, when and as due in respect of any Debt Security of that series; (d) default in the performance or breach of any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty that has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), which default continues uncured for a period of 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of not less than a majority in principal amount of the outstanding Debt Securities of that series as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization with respect to the Company; and (f) any other Event of Default provided with respect to Debt Securities of that series that is described in the applicable Prospectus Supplement. No Event of Default with respect to a particular series of Debt Securities (except as to certain events of bankruptcy, insolvency or reorganization with respect to the Company) necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Indenture ss. 6.1). The occurrence of an Event of Default may constitute an event of default under the Company's bank credit agreements in existence from time to time. In addition, the occurrence of certain Events of Default or an acceleration under the Indenture may constitute an event of default under certain other indebtedness of the Company outstanding from time to time.

     Unless otherwise specified in the applicable Prospectus Supplement, if an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than a majority in principal amount of the outstanding Debt Securities of that series may, by a notice in writing to the Company (and to the Trustee if given by the Holders), declare to be due and payable immediately the principal amount (or, if the Debt Securities of that series are Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all Debt Securities of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal amount (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding Debt Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of outstanding Debt Securities. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of that series may rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and interest, if any, with respect to Debt Securities of that series, have been cured or waived as provided in the Indenture. (Indenture ss. 6.2) For information as to waiver of defaults see the discussion set forth below under "-- Modification and Waiver." Reference is made to the applicable Prospectus Supplement (i) relating to any series of Debt Securities that are Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Discount Securities upon the occurrence of an Event of Default, or (ii) relating to any series of Debt Securities that are designated as subordinated debt for the particular provisions relating to acceleration of a portion of the principal amount of such subordinated Debt Securities upon the occurrence of an Event of Default.

     The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of outstanding Debt Securities, unless the Trustee receives indemnity satisfactory to it against any loss, liability or expense. (Indenture ss. 7.1(e)) Subject to certain rights of the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Indenture
Section 6.12)

     No Holder of any Debt Security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy under the Indenture, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of not less than a majority in principal amount of the outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Indenture ss. 6.7) Notwithstanding the foregoing, the Holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Indenture Section 6.8)

     The Indenture requires the Company, within 90 days after the end of each of its fiscal years, to furnish to the Trustee a statement as to compliance with the Indenture. (Indenture ss. 4.3) The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any series of any Default or Event of Default (except in payment on any Debt Securities of such series) with respect to Debt Securities of such series if it in good faith determines that withholding such notice is in the interest of the Holders of such Debt Securities. (Indenture Section 7.5)

MODIFICATION AND WAIVER

     The Indenture provides that modifications to, and amendments of, the Indenture or any series of Debt Securities issued thereunder may be made by the Company and the Trustee without the consent of the Holders for the following purposes: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with Article V (which governs the Company's ability to merge or consolidate with, and to be replaced by, a successor corporation); (iii) to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities; (iv) to make any change that does not adversely affect the rights of any Holder; (v) to provide for the issuance of and establish the form and terms and conditions of Debt Securities of any series as permitted by the Indenture; (vi) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee; or
(vii) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. (Indenture Section 9.1)

     Other modifications to, and amendments of, the Indenture or any series of Debt Securities issued thereunder may be made by the Company and the Trustee with the consent of the Holders of at least a majority in principal amount of the outstanding Debt Securities of each series affected by such modifications or amendments; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby: (a) change the amount of Debt Securities whose Holders must consent to an amendment, supplement or waiver; (b) reduce the rate of or extend the time for payment of interest (including default interest) on any Debt Security; (c) reduce the principal of or premium, if any, on, or change the fixed maturity of, any Debt Security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of Debt Securities; (d) reduce the principal amount of Discount Securities payable upon acceleration of the maturity thereof; (e) waive a default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security (except a rescission of acceleration of the Debt Securities of any series by the Holders of at least a majority in aggregate principal amount of the then outstanding Debt Securities of such series and a waiver of the payment default that resulted from such acceleration); (f) make the principal of, or premium, if any, or interest, if any, on any Debt Security payable in currency other than that stated in the Debt Security; (g) make any change to certain provisions of the Indenture relating to, among other things, the right of Holders of Debt Securities to receive payment of the principal of, premium, if any, and interest, if any, on such Debt Securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or (h) waive a redemption payment with respect to any Debt Security or change any of the provisions with respect to the redemption of any Debt Security. (Indenture
Section 9.3)

     The Holders of at least a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with provisions of the Indenture other than certain specified provisions. (Indenture ss. 9.2) The Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series waive any past default under the Indenture with respect to such series and its consequences, except a default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of such series affected (provided, however, that the Holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration). (Indenture Section 6.13)

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     Satisfaction and Discharge of Indenture. The Indenture provides that, upon satisfaction by the Company of certain conditions, the terms of the Indenture will cease to be of further effect (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies, to compensate and indemnify the Trustee and certain provisions relating to the treatment of funds held by paying agents) in the event that either (i) all Debt Securities theretofore authenticated and delivered under the Indenture (other than Debt Securities that have been destroyed, lost or stolen and that have been replaced or paid) have been delivered to the Trustee for cancellation; or (ii) all Debt Securities issued under the Indenture not theretofore delivered to the Trustee for cancellation (a) have become due and payable, or (b) will become due and payable at their stated maturity within one year, or (c) are to be called for redemption within one year under arrangements satisfactory to the Trustee, at the expense of the Company, or (d) are deemed paid and discharged pursuant to the provisions of the Indenture described under "-- Legal Defeasance," below. The Company must, in order to be discharged from its obligations under the Indenture as a result of events described in the preceding sentence, (1) deposit or cause to be deposited with the Trustee trust funds in an amount sufficient for the purpose of paying and discharging the entire indebtedness on such Debt Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Debt Securities which have become due and payable on or prior to the date of such deposit) or to the stated maturity or redemption date, as the case may be; (2) have paid or caused to be paid all other sums payable by the Company under the Indenture; and (3) delivered to the Trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. (Indenture
Section 8.1)

     Legal Defeasance. The Indenture provides that, unless otherwise provided by the terms of the applicable series of Debt Securities, the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents) upon the deposit with the Trustee, in trust, of money and/or United States Government Obligations or, in the case of Debt Securities denominated in a single currency other than United States Dollars, Foreign Government Obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal (and premium, if any) and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if, among other things, the Company shall have delivered to the Trustee an opinion of counsel stating that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Indenture Section 8.3)

     Defeasance of Certain Covenants. The Indenture provides that, unless otherwise provided by the terms of the applicable series of Debt Securities, upon compliance with certain conditions, (i) the Company may omit to comply with the covenants described above under "-- Consolidation, Merger and Sale of Assets" and certain other covenants set forth in the Indenture and any other covenants applicable to such Debt Securities, as well as any additional covenants which may be set forth in the applicable Prospectus Supplement, and
(ii) any omission to comply with such covenants will not constitute a Default or an Event of Default with respect to, and certain Events of Default will be inapplicable to, the Debt Securities of such series ("covenant defeasance"). The conditions include: the deposit with the Trustee of money and/or United States Government Obligations or, in the case of Debt Securities denominated in a single currency other than United States Dollars, Foreign Government Obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities; and the delivery to the Trustee of an opinion of counsel to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred. (Indenture Section 8.4)

     Covenant Defeasance and Events of Default. In the event the Company exercises its option to effect covenant defeasance with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or United States Government Obligations or Foreign Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

     "Foreign Government Obligations" means, with respect to Debt Securities of any series that are denominated in a currency other than United States Dollars,
(i) direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by or acting as an agency or instrumentality of such government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by such government, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the internal laws of the State of New York. (Indenture Section 10.10).

                         DESCRIPTION OF PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock will be described in the applicable Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, as amended to date (the "Restated Certificate of Incorporation"), and the certificate of designation (a "Certificate of Designation") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

GENERAL

     The Company has authorized 5,000,000 shares of Preferred Stock, par value $.01 per share, of which no shares are currently outstanding. The Board of Directors has been authorized, subject to certain limitations set forth in the Restated Certificate of Incorporation, to issue shares of Preferred Stock in one or more series, by resolution providing for the issuance of such series, and to
(i) fix the number of shares which will constitute such series and the designation thereof, (ii) fix the stated value, if any, of such series and the consideration for which shares of such series may be issued, (iii) determine the voting rights of shares of such series, (iv) determine the terms and conditions, if any, under which such series may be redeemable, (v) determine the rate of any dividends payable with respect to shares of such series and any preferences or relations to dividends payable with respect to shares of other classes of the Company's capital stock, (vi) determine the rights of shares of such series upon the liquidation of the Company, (vii) determine if shares of such series are convertible into or exchangeable for shares of another class or classes of capital stock of the Company and the rates or prices at which shares of such series are convertible or exchangeable, and (viii) determine such other preferences and relative, participating, optional or other special rights and qualifications of shares of such series as are not inconsistent with the terms of the Restated Certificate of Incorporation. To the extent permitted by the resolutions of the Board of Directors authorizing any such series of Preferred Stock, a duly authorized committee of the Board of Directors may determine certain of the designations described above which are made with respect to such series.

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the applicable Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for the specific terms of such series.

     The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

     Unless otherwise noted in the applicable Prospectus Supplement, Harris Trust and Savings Bank of Chicago, Illinois will be the registrar and transfer agent for any Preferred Stock.

DIVIDEND RIGHTS

     Holders of the Preferred Stock of each series will be entitled to receive, when and as declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as are set forth in, or as are determined by the method described in, the applicable Prospectus Supplement. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the applicable Prospectus Supplement. Such dividends may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay any dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date fixed by the Board of Directors. Unless dividends on all outstanding shares of series of Preferred Stock having cumulative dividend rights have been fully paid, no dividend (other than stock dividends) may be paid on the Common Stock or any other class of stock ranking junior to such series of Preferred Stock.

LIQUIDATION PREFERENCES

     Unless otherwise specified in the applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution to such series of the Preferred Stock, the amount (if any) set forth in the applicable Prospectus Supplement, together with any unpaid cumulative dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series are not paid in full, the holders of the Preferred Stock of such series and of any other series of equal preference will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series that has a liquidation preference of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company. A consolidation, merger or sale of all or substantially all of the assets of the Company would not be considered a "liquidation" within the meaning of the foregoing provisions.

REDEMPTION

     A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption, in each case upon terms, at the time and at the redemption prices set forth in the applicable Prospectus Supplement. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of Preferred Stock of the Company.

CONVERSION AND EXCHANGE RIGHTS

     The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted into shares of Common Stock, shares of another series of Preferred Stock or into any other security will be set forth in the applicable Prospectus Supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder, or at the option of the Company, in which case the number of shares of Common Stock, the shares of another series of Preferred Stock or the amount of any other securities to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement.

VOTING

     Except as set forth below, the holders of shares of Preferred Stock will not have any right or power to vote on any matter presented to a vote of stockholders. So long as there are any shares of Preferred Stock outstanding, the Company would be prohibited, without the affirmative vote of at least two-thirds of the outstanding Preferred Stock, from (i) authorizing a new class of stock which ranks senior to or on parity with the Preferred Stock in the payment of dividends or in liquidation preference; (ii) adversely altering the rights, preferences or privileges of the Preferred Stock; or (iii) effecting a sale, lease or conveyance of all or substantially all of the Company's assets, or a merger or consolidation of the Company with or into another entity, if the result of such transaction would be (A) the redemption of the Preferred Stock for less than its stated liquidation preference plus any accrued and unpaid dividends or (B) the adverse alteration of the rights, preferences or privileges of the Preferred Stock, unless in the case of clauses (i), (ii) or (iii), provision is made for the redemption of all shares of Preferred Stock at the time outstanding. If accrued dividends on any series of Preferred Stock have not been paid or set aside in an amount equivalent to six quarterly dividends or the Company shall have failed to discharge any applicable mandatory redemption provisions, the holders of a majority of the outstanding shares of any series of Preferred Stock, voting separately as a class, would be entitled to increase the number of directors of the Company by a number specified with respect to such series of Preferred Stock and elect such number of additional directors. These directors would serve until all accrued and unpaid dividends on all outstanding shares of Preferred Stock had been paid or set aside in full or until all shares of such series of Preferred Stock have been redeemed by the Company. Except for the specific voting rights summarized above in this paragraph, the holders of any series of Preferred Stock would have only such voting rights as may be authorized by the Board of Directors of the Company in establishing the terms of that series.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The Company's Restated Certificate of Incorporation authorizes the issuance of 75,000,000 shares of Common Stock, par value $.01 per share. As of November 30, 1997, there were 29,240,183 shares of Common Stock outstanding. The outstanding shares of Common Stock are validly issued, fully paid and non-assessable, and the shares of Common Stock offered pursuant to this Prospectus and a related Prospectus Supplement, when issued and sold as contemplated herein and therein, will be validly issued, fully paid and non-assessable.

     Subject to the rights of the holders of any Preferred Stock and except as provided below, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding-up of the Company, each stockholder of record on the applicable date has the right to share equally and ratably in any distribution of the Company's assets after payment of liabilities (including payments with respect to any outstanding shares of Preferred Stock). Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders, and, except as described below, a majority vote is required for all action to be taken by stockholders. The Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions.

     Harris Trust and Savings Bank of Chicago, Illinois is the registrar and transfer agent for the Common Stock.

     Dividends. The entitlement of holders of Common Stock to receive dividends is subject to the dividend and liquidation rights of any preferred stock that may be issued, and subject to the dividend restrictions in the multicurrency amended and restated domestic bank revolving credit facility, entered into by the Company and the banks a party thereto in July 1996 (as amended, the "Credit Agreement") and the Indenture, dated as of September 16, 1992 (as supplemented, the "Existing Indenture"), governing the Company's $75,000,000 aggregate principal amount of 9 3/4% Senior Subordinated Notes due 2002 (the "Existing Notes"). Borrowings under the Credit Agreement are guaranteed jointly and severally by certain of the Company's subsidiaries and secured by a pledge of their stock and intercompany notes. The Existing Notes are jointly and severally guaranteed by certain of the Company's subsidiaries and are subordinated to the Credit Agreement. Principal on the Existing Notes is payable in annual installments of $18,750,000 commencing in 2000 and the Existing Notes are redeemable at various premiums by the Company commencing in 1997.


     As of September 30, 1997, the Company had approximately $65 million available for payment of cash dividends pursuant to the Credit Agreement, which is more restrictive than the Existing Indenture.


CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BY-LAWS

     The following summary of certain provisions of the Restated Certificate of Incorporation and the Company's Amended and Restated By-Laws (the "Amended and Restated By-Laws") does not purport to be complete and is subject to and qualified in its entirety by reference to the Restated Certificate of Incorporation and the Amended and Restated By-Laws which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

     Classification of Directors. The Company's Restated Certificate of Incorporation provides that its Board of Directors shall be divided into three classes, each class being as nearly equal in number as possible, and that at each annual meeting of the Company's stockholders, the successors to the directors whose terms expire that year shall be elected for a term of three years. Within the limit of not less than three nor more than twelve directors, the number of directors is fixed by the Board of Directors. Newly created directorships and any vacancies on the Board of Directors are filled by a majority vote of the remaining directors then in office, and are to be apportioned among the three classes so as to keep the number of directors in each class as nearly equal as possible. The provisions of the Restated Certificate of Incorporation relating to the classified Board may be amended only upon the vote of the holders of at least 80% of the outstanding shares of

Common Stock. Directors may be removed by the affirmative vote of the holders of a majority of the outstanding voting shares of the Company, but only for cause.

     Stockholder Nominations and Proposals. Any stockholder intending to nominate a person for election as director or present a proposal at annual or special meetings of stockholders may do so only if written notice of the stockholder's intent to make such nomination, including certain related information specified in the Amended and Restated By-Laws, is given to the Secretary of the Company at least 60 days prior to the anniversary date of the previous year's annual meeting (or in the case of a special meeting, not later than the seventh day following the date on which notice of that meeting is first given to stockholders).

CERTAIN ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company (or its majority-owned subsidiaries) for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is approved by the Company's Board of Directors and approved at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the Company's outstanding voting stock not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the earlier of the announcement or notification of one of certain extraordinary transactions involving the Company and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

                       DESCRIPTION OF SECURITIES WARRANTS

     The Company may issue Securities Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. Securities Warrants may be issued independently or together with Debt Securities or shares of Preferred Stock or Common Stock offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities or shares of Preferred Stock or Common Stock. Each series of Securities Warrants will be issued under a separate warrant agreement (a "Securities Warrant Agreement") to be entered into between the Company and Harris Trust and Savings Bank of Chicago, Illinois or another bank or trust company, as warrant agent (the "Securities Warrant Agent"), all as set forth in the applicable Prospectus Supplement. The Securities Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrants or beneficial owners of Securities Warrants. The description of certain provisions of the Securities Warrants set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable Securities Warrant Agreement, including the forms of Securities Warrant Certificates representing the Securities Warrants, which will be filed with the Commission and incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Securities Warrants.

     The Prospectus Supplement relating to a particular issue of Securities Warrants will set forth the terms of such Securities Warrants, including, as applicable: (i) the designation, aggregate principal amount, currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of Securities Warrants to purchase Debt Securities and the price at which such Debt Securities may be purchased upon such exercise; (ii) the designation, number, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of Preferred Stock purchasable upon exercise of Securities Warrants to purchase Preferred Stock and the price at which such number of shares of Preferred Stock of such series may be purchased upon such exercise; (iii) the number of shares of Common Stock purchasable upon the exercise of Securities Warrants to purchase Common Stock and the price at which such number of shares of Common Stock may be purchased upon such exercise; (iv) the date on which the right to exercise such Securities Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (v) United States federal income tax consequences applicable to such Securities Warrants; and (vi) any other terms of such Securities Warrants. Securities Warrants for the purchase of Preferred Stock and Common Stock will be offered and exercisable for United States dollars only. Securities Warrants will be issued in registered form only. The exercise price for Securities Warrants will be subject to adjustment as described in the applicable Prospectus Supplement.

     Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or such number of shares of Preferred Stock or Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such Prospectus Supplement. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void. The place or places where, and the manner in which, Securities Warrants may be exercised shall be specified in the Prospectus Supplement relating to such Securities Warrants.

     Prior to the exercise of any Securities Warrants to purchase Debt Securities, holders of such Securities Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest on the Debt Securities purchasable upon such exercise or to enforce covenants in the Indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Stock or Common Stock, holders of such Securities Warrants will not have any rights of holders of the Preferred Stock or Common Stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Preferred Stock or Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities in or outside of the United States to one or more underwriters for public offering and sale by them and may also sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Offered Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell Offered Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

     The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Company may also, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a Prospectus Supplement, an agent will be acting on a best efforts basis and a dealer will purchase Offered Securities as a principal, and may then resell such Offered Securities at varying prices to be determined by the dealer.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

     Certain of the underwriters, dealers or agents and their affiliates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Offered Securities offered hereby will be passed upon for the Company by Latham & Watkins, Chicago, Illinois. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Company's common stock. Such persons do not have the power to vote or dispose of such shares of common stock. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and December 31, 1995 and for each of the three years in the period ended December 31, 1996, incorporated by reference herein from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

======================================================

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       ----
Disclosure Regarding Forward-Looking
  Statements.........................   S-2
Prospectus Supplement Summary........   S-3
Summary Historical and Pro Forma
  Financial Data.....................   S-8
Risk Factors.........................  S-10
Use of Proceeds......................  S-13
Capitalization.......................  S-13
Unaudited Pro Forma Combined
  Financial Statements...............  S-14
Selected Historical Financial Data...  S-19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................  S-21
Business.............................  S-27
Management...........................  S-33
Description of Credit Facilities.....  S-36
Description of Notes.................  S-37
Underwriting.........................  S-47
Legal Matters........................  S-48
Experts..............................  S-48
Financial Statements.................   F-1
                PROSPECTUS
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
Disclosure Regarding Forward-Looking
  Statements.........................     3
The Company..........................     4
Use of Proceeds......................     4
Ratio of Earnings to Fixed Charges...     5
Description of Debt Securities.......     6
Description of Preferred Stock.......    14
Description of Common Stock..........    17
Description of Securities Warrants...    19
Plan of Distribution.................    20
Legal Matters........................    20
Experts..............................    20

======================================================
======================================================

                                  $150,000,000

                            [IDEX CORPORATION LOGO]


                              6 7/8% SENIOR NOTES


                             DUE FEBRUARY 15, 2008

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                          ---------------------------
                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.

                               FEBRUARY 18, 1998


======================================================